BJ's Wholesale Club, Inc.

'001 Annual Report


BJ's

Corporate Profile

BJ's Wholesale Club® introduced the warehouse club concept to the northeastern United States in the mid 1980s. Since then, the chain has expanded its operations to states from Maine to Florida, and in the state of Ohio. As of April 6, 2002, BJ's operated 131 clubs and two cross-dock distribution centers serving members in fifteen states.

BJ's is dedicated to providing its members with high-quality, brand-name merchandise at everyday prices that are significantly lower than the prices of supermarkets, supercenters, department stores, drug stores and specialty retail operations. In 2001, excluding gasoline, food accounted for approximately 61% of BJ's sales, with the remainder consisting of a wide variety of general merchandise items.

BJ's is traded on the New York Stock Exchange under the symbol "BJ". The Company was ranked 331 on FORTUNE magazine's 2002 listing of the 500 largest U. S. corporations.

Table of Contents

Club Locations (as of April 6, 2002)

Connecticut
7 Locations
Fairfield
North Haven
Torrington
Waterbury
Waterford
West Hartford
Willimantic

Delaware
1 Location
New Castle

Florida
19 Locations
Boynton Beach
Cutler Ridge
Hialeah Gardens
Hollywood
Jacksonville
Jensen Beach
Melbourne
Merritt Island
Miami (2)
Orange Park
Orlando (2)
Parkland
Pembroke Pines
Royal Palm Beach
Sanford
Sarasota
Sunrise

Maine
2 Locations
Auburn
Portland

Maryland
7 Locations
Baltimore
Bel Air
Columbia
Owings Mills
Pasadena
Waldorf
Westminster

Massachusetts
14 Locations
Auburn
Chicopee
Danvers
Framingham
Franklin
Greenfield
Leominster
Medford
North Dartmouth
South Attleboro
Stoneham
Stoughton
Westborough
Weymouth

New Hampshire
4 Locations
Nashua
Portsmouth
Salem
Tilton

New Jersey
14 Locations
Atlantic City
Deptford
East Rutherford
Edison
Flemington
Jersey City
Linden
Maple Shade
Ocean Township
Paramus
Riverdale
Roxbury
Toms River
Watchung

New York
28 Locations
Albany
Allegany
Auburn-Sennett
Batavia
Blasdell
Clarence
Clay
East Setauket
East Syracuse
Farmingdale
Freeport
Geneva
Henrietta
Islandia
Massena
Oneonta
Queens
Riverhead
Saratoga Springs
Tonawanda
Utica
Victor
Wappingers Falls
Webster
West Nyack
West Rotterdam
Westbury
Yorktown Heights

North Carolina
6 Locations
Cary
Charlotte
Concord
Mooresville
Pineville
Raleigh

Ohio
8 Locations
Akron
Avon
Columbus
Dublin
Middleburg Heights
North Canton
Warrensville Heights
Willoughby

Pennsylvania
11 Locations
Allentown
Camp Hill
Downingtown
Lancaster
Langhorne
Philadelphia
Plymouth Meeting
Reading
Springfield
Stroudsburg
York

Rhode Island
3 Locations
Coventry
Johnston
Middletown

South Carolina
1 Location
Greenville

Virginia
6 Locations
Alexandria
Chesapeake
Fairfax
Fredericksburg
Virginia Beach
Woodbridge

Summary Financial Information

($ in millions, except per share amounts)	2001	2000	1999	1998	1997	1996
Historical Basis						
		(53 weeks)			(53 weeks)	
Net Sales	$5,161.1	$4,828.3	$4,115.8	$3,476.8	$3,159.8	$2,860.0
Membership Fees and Other	118.6	103.8	90.4	75.4	67.5	64.7
Total Revenues	5,279.7	4,932.1	4,206.2	3,552.2	3,227.3	2,924.7
Operating Income	233.0	207.9	177.5	133.8	120.6	104.6
Income Before Cumulative Effect of Accounting Changes	82.3	131.5	111.1	81.8	68.3	53.6
Cumulative Effect of Accounting Changes				(19.3)		
Net Income	82.3	131.5	111.1	62.5	68.3	53.6
Diluted Earnings Per Share:						
Income Before Cumulative Effect of Accounting Changes	1.11	1.77	1.47	1.07	0.90	0.72
Net Income	1.11	1.77	1.47	0.82	0.90	0.72

	2001	2000	1999	1998	1997	1996
Pro Forma Analytical Basis[1]						
Operating Income	$233.0	$207.9	$177.5	$135.3	$115.4	$101.9
Net Income	146.2[1]	131.5	111.1	82.7	68.0	58.2
Diluted Earnings per Share	1.98[1]	1.77	1.47	1.09	0.89	0.77
Total Assets	$1,421.9	$1,233.7	$1,131.0	$952.5	$848.8	$737.2
Working Capital	127.8	179.9	133.5	109.0	125.0	62.9
Cash Flow from Operations	211.9	155.7	205.8	124.1	100.6	105.2
Capital Expenditures	166.3	98.7	87.5	78.3	50.3	71.7
Long-Term Debt and Capital Leases	1.6	1.8	2.1	32.2	44.9	150.7
Shareholders' Equity	686.6	664.9	577.4	485.0	446.3	275.6
Comparable Club Sales (%)	3.6	5.1	7.3	5.2	3.1	5.6
# of Clubs at Year End	130	118	107	96	84	81
# of Members in Thousands						
Inner Circle	5,322	5,021	4,379	3,763	3,465	3,105
Business	1,552	1,575	1,435	1,296	1,132	1,118
Operating Margin (%)	4.5	4.3	4.3	3.9	3.7	3.6
Current Ratio	1.20	1.35	1.26	1.28	1.39	1.23
Debt/Total Capitalization (%)	0.3	0.3	0.4	6.3	9.2	35.4

1 Reported historical financial results through the first half of 1997 (the fiscal year ended January 31, 1998) reflect BJ's performance as a division of Waban Inc. The "analytical basis" presentation of income statement data above reflects a number of changes attributable to BJ's status as an independent company for periods through the first half of 1997. The "analytical" results also present income statement data on a pro forma basis, as if the accounting principles for membership fees and preopening expenses adopted in 1998 had been in effect for all periods shown and exclude a pension termination charge from 1998's results. The 2001 pro forma analytical results exclude pretax charges of $106.4 million ($63.8 post-tax, or $.87 per diluted share) for the Company's estimated loss associated with House2Home, Inc. leases. For additional information, refer to BJ's filing on Form 10-K for the fiscal year ended February 2, 2002. Pro forma results are provided for infomation purposes only. BJ's uses pro forma measures internally to evaluate its performance and believes this information may be useful to others. This pro forma information is not presented in accordance with accounting principles generally accepted in the United States.

Letter to Shareholders:

We take pride in reporting that 2001 was BJ's eleventh consecutive year of improved profitability from operations. We are particularly proud that we were able to achieve sound comparable club sales increases in a weaker economic environment. We would like to congratulate each of the BJ's team members for their important contribution to these results.

We ended the year in remarkably strong financial condition, with no funded debt and a significant cash balance. In addition, we have continued to finance our Company's growth entirely from funds generated by our operations.

During 2001, we successfully entered three new markets in Florida, opening three clubs in the greater Orlando area, one in Melbourne, and one in Sarasota. In the two North Carolina markets which we entered in 2000, we opened two additional clubs. The remainder of our 2001 clubs opened in markets where BJ's has had a substantial presence for many years.

We are pleased to report the following financial and operating highlights, which are more fully presented in the Summary Financial Information and footnotes on Page 1.

- Net sales for 2001, based on 52 weeks versus 53 weeks in 2000, increased by 6.9%. Comparable club sales on a 52-week comparison increased by 3.6%.
- Operating income rose to $233.0 million, an increase of 12.1%. Operating income as a percentage of net sales was 4.5%.
- Diluted earnings per share of $1.11 included a post-tax charge of $63.8 millon, or $0.87 per diluted share, for BJ's estimated loss associated with its House2Home lease liability (see Note B of Notes to Consolidated Financial Statements). Excluding this non-operating expense, diluted earnings per share rose by 11.9% to $1.98 from $1.77 per share recorded in 2000.
- We opened 11 big box clubs and one small box club; and relocated one club.
- Our membership retention rates were within one percent of last year's all-time high renewal rates despite a $5 rate increase that was implemented in January of 2001, and a generally weaker economic environment. Inner Circle® members renewed at a rate of 83% and Business members renewed at a rate of 87%.
- BJ's opened 21 gas stations, ending the year with a total of 55 gas stations compared to 34 last year. We continue to believe strongly in the power of the gasoline business to attract memberships and generate incremental sales.
- We completed the year with clean inventories, ending the holiday season with less seasonal merchandise than last year, despite having added 12 clubs to the chain.
- For the year 2001, we invested $95.8 million to repurchase 2.1 million shares of BJ's common stock at an average price of $44.64 per share.
- Once again, BJ's was capital self-sufficient for the fiscal year, generating $212 million of net cash from operating activities, compared to $156 million in 2000.

Looking ahead, BJ's plans to open 13 or 14 clubs during 2002, including 5 clubs in the Atlanta market that will include pharmacies and gas stations. We are also testing a pharmacy in our Stoneham, Massachusetts, club. We expect to open twenty to twenty-five gas stations and will continue to make significant investments in technology.

The vast majority of warehouse club merchandise is comprised of food and consumables. Because we are not inhibited by long-term merchandise commitments, our business model has lower risk than other forms of retail. Our ability to control our quickly moving inventories through highly sophisticated logistics and distribution systems allows us to make reasonable profits even in a soft economy. More importantly, it gives us vast potential to shift gears very quickly should we start to see some pick-up in the economy.

We are as enthusiastic and optimistic as we have ever been about BJ's current business and the longer-term opportunities we have to expand our club base. In what was a very challenging year for most industries, the warehouse club industry fared better than most other retail sectors. Demographic studies indicate that the population of shoppers that is typically attracted to warehouse club shopping will continue to grow.

In summary, we are pleased with our progress to date, and believe that our plans for BJ's continued development are built on a solid foundation. As we execute our 2002 plan, the creation of value for investors continues to be a key priority.

On behalf of our fellow Board members, we thank our members for the opportunity to serve them; we thank our employees for their hard work and contributions; and, we thank our shareholders for their interest and support.

Sincerely,





John J. Nugent
President and Chief Executive Officer

Herbert J. Zarkin
Chairman of the Board

Operations
Focus on Chain Expansion

In the past five years, BJ's has added approximately 60% to its selling square footage, ending the year with 130 clubs and 55 gas stations in 15 states. In 2002, we plan to add 10% in selling square footage to the chain, maintaining a balance between markets where BJ's is well established and new markets where we are relatively unknown.

Our consistent financial achievements over the past five years are based on a business model and strategies that are somewhat different from our warehouse club competitors. In growing our chain, one of BJ's most important objectives is to be the most visible and best known warehouse club in our markets. To achieve this goal, we place multiple clubs in each market in order to attain high name recognition. This strategy requires a business plan that generates attractive returns on investment at lower sales volumes than the traditional warehouse club.

A second and equally important strategy is BJ's identification of the general consumer, or retail customer, as the member group with the highest potential for supporting the long-term growth of its business.

BJ's focus on providing a high-value shopping experience that is enjoyable for families is the basis of many of BJ's merchandising, operations, logistics and real estate strategies.

Our 2001 annual report is designed to highlight the various merchandise and operational strategies that set BJ's apart from other retail channels as well as from other warehouse club operators.

BJ's has more merchandise categories than other warehouse club operators, as well as a wider assortment within many merchandise categories.


Products
GENTLE CARE
GLAD
BJ's
JABRA
Passover
Happy
St. Patrick's Day!

A focus on the retail customer does not make BJ's less attentive to its Business Members. BJ's Premier Benefits Program® for small business operators includes a wide variety of products, programs and services that enhance the competitive value of their businesses. Unlike other warehouse club operators who charge extra for similar services, BJ's includes these benefits in its annual fee.

Club Development in 2001

The Southeast was a focus for new market development in 2001. We entered three new markets in Florida: opening three clubs in the greater Orlando area, one in Melbourne, and one unit in Sarasota. In the two North Carolina markets we entered in 2000, we opened two additional clubs. The remainder of our 2001 clubs opened in markets where BJ's has had a substantial presence for many years.

Of the twelve clubs we opened in 2001, eight opened gas stations several weeks prior to the club opening as part of a strategy to stimulate new memberships. We have found that the substantial savings on BJ's gas serve as an effective advertisement for the values available inside our clubs.

New Club Development in 2002

Over the course of 2002, BJ's will continue to prioritize its new market development in the Southeast. BJ's plans to enter the greater Atlanta market with five units that will include both gas stations and pharmacies. We will open one club in the Raleigh/ Durham market and one in the Charlotte market, bringing the total to seven clubs in North Carolina. Our growing presence in the Southeast gives BJ's the critical mass to support a third distribution center. This planned new

BJ's merchandise videos and infomercials serve as sales aids and add color and entertainment to the shopping experience.


BJ's
More Payment Options
ATM
BOOKS
BJ'S

Average Sales Per Club* ($ Millions)

Year Open	Number of Clubs	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
1991 & prior	27	55	50	48	47	48	49	50	52	54	55
1992	10		35	37	38	41	43	45	49	51	53
1993	13			29	31	34	37	39	43	45	46
1994	9				32	35	36	37	40	42	43
1995	5					32	35	38	41	43	46
1996	7						27	30	34	37	38
1997	3							34	39	42	46
1998	8								40	45	48
1999	11									36	39
2000	11										30
2001	11										
Total Full-Sized Clubs	115										

*Includes full-sized clubs only
New clubs not included in their first (partial) year

In growing our chain, one of BJ's most important objectives is to become the most visible and best known warehouse club in our target markets. To achieve this objective, BJ's opens multiple clubs in each market. This "clustering" strategy frequently leads to significant short-term "cannibalization" of sales at established BJ's clubs in the market. However, the strategy has been a very successful one for BJ's as illustrated in the chart above.

In the last three years, the second year over the first year growth rate has averaged 12%. The third year over the second year has averaged 9%.

cross-dock facility, located in Jacksonville, Florida, is scheduled to open in the spring of 2003.

In our more established markets, we plan to open a new unit in Bowie, Maryland, one in Hamilton Township, New Jersey, and a small box club in West Lebanon, New Hampshire. In the metropolitan New York market, we will open a total of three new units: in Brooklyn, Queens, and Monroe.

Based on our plans to add at least 10% to selling square footage annually in future years, we expect to meet our goal of having over 200 units in the chain by the end of 2006.

BJ's automotive aisle is a popular destination for both Business and Inner Circle members. In addition to Michelin tires and branded motor oil, BJ's offers exceptional value on premium quality private label products such as shop towels and windshield washer fluid.


Plastic Cutlery
Plates/Bowls
Hot/Cold Cups
Cup Lids
12 BJ's
Motor Oil
Engine Hoists
Floor Jacks
TIRE SALES
$12.99
ERA
96 LOADS LAVADOS
300oz.

BJ's locates an extensive mix of products for infants and toddlers in a single aisle to make shopping more efficient for young families. In addition to diapers and baby wipes, the busy parent will also find formula, shampoo, detergent, baby food, sip-cups, gifts, and even car seats.

Commitment to Value

BJ's is continually looking for new products and services that will enhance the value of a BJ's membership. In 2001, we teamed up with Brinks Home Security® to offer our members substantial savings on a superior level of home protection.

We also increased the number of premium products we offer under our corporate brands—Berkley & Jensen™ for Inner Circle members, and Executive Choice™ for our Business members. The philosophy behind BJ's private label program is twofold. First, we develop private label products in health and beauty aids, grocery and general merchandise categories that are of equal or better quality in comparison to the leading brands. These items are typically priced 20% below the leading brand in each category. Second, we develop premium products in categories where there is no leading brand. Examples include trail mix, gourmet crackers and spa-quality body wash. Attractive packaging and strategic store placement demonstrate the high value associated with BJ's corporate brands in comparison to the top-selling national brands.

In 2002, BJ's will further enhance the value of a BJ's membership through the introduction of a co-branded MasterCard® in conjunction with First USA Bank, one of the world's largest credit card issuers. Together, we have developed a premier credit card product with no annual fee, a low interest rate, an automatic membership renewal option and cash rebates in the form of BJ's Bucks®.


Pampers
Premium Diapers
LUVS
BJ's

Aisle markers make shopping more efficient for our members.

Through the rebate program, our members will have the potential to earn up to $500 annually in BJ's Bucks certificates, redeemable for merchandise at any BJ's club.

Operational Efficiency and Productivity

BJ's ability to provide our members with the highest value shopping experience is based on maintaining one of the lowest cost structures in all of retailing. Our state-of-the-art logistics system reduces club labor, increases stocking efficiency, improves inventory turn, and reduces dock size, thereby increasing selling space.

In 2001, we continued to drive down operating costs through technological and operational efficiencies. Our primary technology initiative during the year was the launch of a new Store Level Inventory Management program. The new software program from E3 North America, Inc., a division of JDA Software, allows for smoother inventory flow to the clubs as well as a broader range of inventory and sales analysis, which in turn facilitate faster inventory turns.

Also during 2001, we expanded the use of "pay on scan" merchandising with our vendors. This program significantly reduces labor expense by eliminating inventory receiving and tracking, as well as vendor invoicing.

During the third quarter, we began implementing an online refund system in the clubs to improve member service and reduce the potential for unauthorized returns. This new system also increases labor efficiency by significantly reducing refund transaction time.



24 BJ's
Peanut Butter/Jelly
Ketchup/Mustard
Spices
Soups
23 BJ's
EXIT
WHEATIES
BJ'S

Among our major initiatives in 2002, we will be testing self-checkout technology at two of our clubs. This technology has reached a new level of innovation which we believe will improve front line productivity while enhancing member service. Studies indicate that where available, self-checkout is preferred by consumers because it creates a feeling of improved privacy, convenience, speed, and personal control in the handling of merchandise. If the pilot meets our expectations, we plan to roll out the technology to approximately forty of our clubs in 2002.

> BJ's innovative "drive-over-drive" half pallet replenishment makes it possible to provide a wider assortment of merchandise. In addition to some 30 SKUs of cereals that are always available, BJ's carries a number of "in-and-out" SKUs during the year.

Member Marketing Programs

> BJ's is the only warehouse club operator to accept manufacturers' coupons.

BJ's "members only" format gives us a unique advantage over our retail competitors. The data we gather about merchandise preferences and shopping habits enables us to generate incremental sales through cutting edge marketing programs. This information also helps BJ's develop private label products that increase member satisfaction and loyalty.

During 2001 BJ's continued to partner with leading manufacturers such as Gillette and Procter & Gamble to develop targeted marketing programs to communicate with members who regularly purchase their products. These successful programs enhance the value of a BJ's membership and result in additional sales for our manufacturers.


FROSTED FLAKES
BJ's
PREMIER
BENEFITS PROGRAM
Manufacturers' Coupons Accepted

Consumer Focus

BJ's focus on the general consumer as the customer with the greatest potential for growth has led us to differentiate our merchandising strategies. For example, all of our clubs have aisle markers and express registers. We also work with manufacturers, where we can, to develop package sizes that are more convenient and efficient for the individual to carry home and to store.

Gas Stations

At the end of the 2001 fiscal year, BJ's had gas stations in operation at fifty-five clubs. A number of these gas stations are among the largest volume gas stations in their respective markets. Gasoline sales for a typical BJ's gas station open for a full year were between 4 and 6 million gallons in 2001.

While significant gasoline price deflation had a slightly negative impact on our comparable club sales results over the second half of the year, we continue to believe strongly in the power of the gasoline business to attract new members and to generate incremental sales.

In 2002, we expect to open twenty to twenty-five gas stations. Our goal is to have a gas station in approximately 55% of the chain by the end of the year.

Specialty Services

BJ's array of member services has been successful in increasing traffic in our clubs, and has translated, we believe, into member loyalty, as well as incremental club sales. Among the largest of these businesses are optical sales and service, vacation planning


FOXY
FOXY
FOXY
FOXY
FOXY
FOXY

BJ's produce departments carry only the highest quality fruits and vegetables. Smaller pack sizes make family shopping at BJ's more efficient and convenient.

services, on-site photofinishing, cell phone and pager sales and the BJ's Food Court.

BJ's Premier Benefits Program® offers payroll processing services, discounts on credit card interchange rates, BJ's Healthcare Savings Network®, automobile buying service, rebates on the buying and selling of residential real estate and access to favorable mortgage terms. Unlike its warehouse club competitors who charge a premium for similar services, BJ's makes its Premier Benefits Program available to all our members at no extra charge beyond the regular membership fee.

Many of BJ's specialty services are available through BJ's website at www.bjs.com.

Community Relations
Sharing Our Success

BJ's is strongly committed to its responsibility as a corporate citizen. One of the many ways in which BJ's shares its success within the communities we serve is through Community S.M.A.R.T.S. (Students Making A Road To Service), a program that gives local elementary school students the opportunity to develop the spirit of sharing and serving through community service projects. Through this program, BJ's, in conjunction with Procter & Gamble, provides each school with $200 worth of products for the project as well as a $1,000 community service award. We work closely with school administrators to

BJ's private label products are equal to or superior in quality to the leading national brands. Direct mail coupons and in-store samples generate incremental sales.

BJ's signature meat departments are known for providing premium quality and value. In 2001, additions to this department included a wider assortment of pre-seasoned meats and fresh fish.


PRODUCE
EXIT
MEATS

develop innovative programs that enrich and uplift their students. Our vendors, together with our team members who work and live in these communities, provide significant and enthusiastic support for the program. This year, 130 schools will undertake projects, including serving lunch to the homeless, creating healthcare kits for families in need, and beautifying local parks by planting trees and flowerbeds.

Energy Star Award

In March of 2002, the Environmental Protection Agency (EPA) named BJ's Wholesale Club an ENERGY STAR® Partner of the Year for its outstanding commitment to pollution prevention through continuous improvement of energy performance throughout its organization.

Improving productivity at the cash register takes top priority at BJ's. Technology innovations that speed up customer transactions include 360-degree scanners, thermal printers, online refund systems, and labor scheduling software.

An ENERGY STAR partner since 1998, BJ's was honored by the EPA for its leadership in incorporating strategic energy management into its business plan, thereby protecting the environment and strengthening its bottom line. To date, BJ's has invested over \$7.5 million in building efficiency improvements, resulting in annual cost savings of approximately \$4.8 million or 58 million kWh in reduced energy consumption. Investments in existing buildings include the installation of an energy management system, chainwide lighting retrofits, high efficiency equipment, operations and maintenance procedures, load shedding strategies, and solar panel installations at several clubs.

BJ's is the only warehouse club operator that accepts VISA® and MasterCard® chainwide, and the only one that provides express registers chainwide.


VISA
STAR
www.bjs.com

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K *

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended February 2, 2002
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-13143

BJ'S WHOLESALE CLUB, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3360747**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One Mercer Road Natick, Massachusetts	**01760**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (508) 651-7400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant on March 31, 2002 was approximately $3,179,398,000 based on the closing price of $44.70 on the New York Stock Exchange as of such date.

There were 71,246,351 shares of the Registrant's Common Stock, $.01 par value, outstanding as of March 31, 2002.

Documents Incorporated by Reference

Portions of the Proxy Statement for the Registrant's 2002 Annual Meeting of Stockholders (Part III).

*Exhibits to Form 10-K have been included only in copies of the Form 10-K filed with the Securities and Exchange Commission.

A copy of this Form 10-K, including a list of exhibits, is available free of charge to stockholders upon written request to: Investor Relations Department, BJ's Wholesale Club, Inc., One Mercer Road, Natick, MA 01760. In addition, upon similar request, copies of individual exhibits will be furnished upon payment of a reasonable fee.

PART I

Item 1. Business

General

BJ's Wholesale Club introduced the warehouse club concept to New England in 1984 and has since expanded to become a leading warehouse club operator in the eastern United States. As of February 2, 2002, BJ's operated 130 warehouse clubs in 15 states and had approximately 6.9 million members. The table below shows the number of BJ's locations by state.

State	Number of Locations
New York	28
Florida	19
Massachusetts	14
New Jersey	14
Pennsylvania	11
Ohio	8
Connecticut	7
Maryland	7
Virginia	6
North Carolina	5
New Hampshire	4
Rhode Island	3
Maine	2
Delaware	1
South Carolina	1
TOTAL	130

On July 28, 1997, BJ's Wholesale Club, Inc., a Delaware corporation, ("BJ's" or the "Company") became an independent, publicly owned entity when Waban Inc. ("Waban"), BJ's parent company at the time, distributed to its stockholders on a pro rata basis all of the Company's outstanding common stock. Before that date, BJ's business had operated as a division of Waban.

The fiscal year ended February 2, 2002 is referred to as "2001" or "fiscal 2001" below. Other fiscal years are referred to in a similar manner.

Industry Overview

Warehouse clubs offer a narrow assortment of brand name food and general merchandise items within a wide range of product categories. In order to achieve high sales volumes and rapid inventory turnover, merchandise selections are generally limited to items that are brand name leaders in their categories. Since warehouse clubs sell a diversified selection of product categories, they attract customers from a wide range of other wholesale and retail distribution channels, such as supermarkets, supercenters, department stores, drug stores, discount stores, office supply stores, consumer electronics stores, automotive stores and wholesale distributors. BJ's believes that it is difficult for these higher cost channels of distribution to match the low prices offered by warehouse clubs.

Warehouse clubs eliminate many of the merchandise handling costs associated with traditional multiple-step distribution channels by purchasing full truckloads of merchandise directly from manufacturers and by storing merchandise on the sales floor rather than in central warehouses. By operating no-frills, self-service warehouse facilities, warehouse clubs have fixturing and operating costs substantially below those of traditional retailers. Because of their higher sales volumes and rapid inventory turnover, warehouse clubs generate cash from the sale of a large portion of their inventory before they are required to pay merchandise vendors. As a result, a greater percentage of the inventory is financed through vendor payment terms than by working capital. Two broad groups of customers, individual households and small businesses, have been attracted to the savings made possible by the high sales volumes and operating efficiencies achieved by warehouse clubs. Customers at warehouse clubs are generally limited to members who pay an annual fee.

Business Model

The Company has developed an operating model that it believes differentiates it from its warehouse club competition. First, BJ's seeks to establish and maintain the leading industry position in each market where it operates. Second, by clustering its clubs, BJ's achieves the benefit of name recognition and maximizes the efficiencies of management support, distribution and marketing activities. Finally, BJ's places added focus on the retail customer, its Inner Circle® member, through merchandising strategies that emphasize a customer-friendly shopping experience. BJ's creates an exciting shopping experience for its members with a constantly changing mix of food and general merchandise items and carries a broader product assortment than its warehouse club competitors. By supplementing the warehouse format with aisle markers, express check-out lanes and low-cost video-based sales aids, BJ's makes shopping more efficient for its members. BJ's is also the only major warehouse club operator to accept manufacturers' coupons, which provides added value for its members, and to accept VISA® and MasterCard® payment cards chainwide. Beginning in 2000, BJ's equipped its clubs to process on-line debit transactions. Management believes these strategies aimed at the general consumer allow BJ's to achieve higher operating margins than its warehouse club competitors.

Expansion

Since the beginning of 1996, BJ's has grown from 71 clubs to 130 clubs in operation at February 2, 2002. Approximately 46% of BJ's clubs have been in operation for fewer than six years, and most of these are considered to be in the early stages of maturation.

BJ's plans to open approximately 13 or 14 new clubs in the current year, entering the Atlanta market with five new clubs, and continuing to fill in existing markets. Longer term, BJ's plans to increase the square footage of the chain by an average of 10% annually.

Year	Clubs in Operation at Beginning of Year	Clubs Opened During the Year	Clubs Closed During the Year	Clubs in Operation at End of Year
1996	71	10	—	81
1997	81	4	1	84
1998	84	12	—	96
1999	96	11	—	107
2000	107	11	—	118
2001	118	12	—	130

In addition to the club openings shown above, BJ's relocated one club in each of 2000 and 2001.

Store Profile

As of February 2, 2002, BJ's operated 115 traditional size "big box" warehouse clubs that averaged approximately 111,000 square feet and 15 smaller format warehouse clubs that averaged approximately 69,000 square feet. The smaller format clubs are designed to serve markets whose population is not sufficient to support a full-sized warehouse club. Including space for parking, a typical full-sized BJ's club requires nine to eleven acres of land. The smaller version typically requires approximately eight acres. BJ's clubs are located in both free-standing locations and shopping centers.

Construction and site development costs for a full-sized owned BJ's club generally range from $5 million to $7 million. Land acquisition costs for a club generally range from $3 million to $5 million, but can be significantly higher in some locations. BJ's also invests approximately $2.6 million for fixtures and equipment and $2 million for inventory (net of accounts payable), and incurs approximately $.8 million for preopening costs in a new full-sized club.

Merchandising

BJ's services its existing members and attracts new members by providing a broad range of high quality, brand name merchandise at everyday prices that are consistently lower than the prices of traditional wholesalers, discount retailers, supermarkets, supercenters and specialty retail operations. BJ's limits the items offered in each product line to fast selling styles, sizes and colors, carrying an average of approximately 6,000 active stockkeeping units (SKU's). By contrast, supermarkets normally stock from 27,000 to 52,000 SKU's, and supercenters typically stock up to 125,000 SKU's. BJ's works closely with manufacturers to develop packaging and sizes which are best suited to selling through the warehouse club format in order to minimize handling costs and to provide increased value to members.

Excluding gasoline, food accounted for approximately 61% of BJ's sales in 2001. The remaining 39% consisted of a wide variety of general merchandise items. Food categories at BJ's include frozen foods, fresh meat and dairy products, dry grocery items, fresh produce and flowers, canned goods, and household paper products and cleaning supplies. General merchandise includes office supplies and equipment, consumer electronics, prerecorded media, small appliances, auto accessories, tires, jewelry, housewares, health and beauty aids, computer software, books, greeting cards, apparel, tools, toys and seasonal items. BJ's believes that more than 70% of its products are items that can also be found in supermarkets.

To ensure that its merchandise selection is closely attuned to the tastes of its members, BJ's employs regional buyers who are responsible for tailoring the product selection in individual warehouse clubs to the regional and ethnic tastes of the local market. BJ's is increasingly using checkout data to understand and respond to member preferences.

BJ's continued to expand its private label program during 2001. Products are sold under two labels: "Executive Choice™" for products targeted to business members, and "Berkley and Jensen™" for products targeted to BJ's Inner Circle members. BJ's private label products are premium quality only and generally are priced 20% lower than the top branded competing product. At the end of 2001, products sold under BJ's private labels had achieved a sales penetration of nearly 4% on an annualized basis. BJ's expects its private label products to represent an increasing percentage of total revenues over time.

BJ's plans to test pharmacies in the five Atlanta clubs scheduled to open in 2002 and in three existing Massachusetts clubs, which are being retrofitted for this business.

In 2002, BJ's also plans to begin offering members the ability to purchase and activate phone cards and gift certificates at the cash registers, which is expected to substantially boost those businesses.

BJ's also offers a number of specialty services that are designed to enable members to complete more of their shopping at BJ's and to encourage more frequent trips to the clubs. Most of these services are provided by outside operators in space leased from BJ's. Specialty services include full-service optical stores, food courts, some of which offer brand name fast food service, on-site photo service, BJ's Vacations®, a selection of garden sheds and gazebos, a propane tank filling service, and a muffler and brake service operated in conjunction with Monro Muffler/Brake and Speedy Auto Service, and Tuffy Automobile Service Centers. A test of a mini-branch bank concept continues in three BJ's clubs.

As of February 2, 2002, BJ's has opened gas stations at 55 of its clubs. The gas stations are generally self-service, relying on "pay at the pump" technology that accepts MasterCard, VISA, Discover® and debit card transactions. Cash is also accepted at some locations. Both regular and premium gasoline are available. BJ's has generally maintained its gas prices at well below the average prices in each market. Results to date have shown increased sales and membership at clubs with gas stations. BJ's plans to continue expanding this service in 2002.

The Company's "BJ's Premier Benefits™" program is designed to enhance the value of BJ's membership, particularly to business members. Included in the program are discounted payroll processing, payment processing of all major credit cards, participation in an established preferred medical provider network that provides comprehensive health care services at discounted rates, local and long-distance phone and Internet access, rebates on the buying and selling of residential real estate, BJ's Vacations and printing of business forms, checks and signs. Unlike its warehouse club competitors who charge a premium for similar services, participation in Premier Benefits is open to all BJ's members and is included in the regular cost of BJ's membership.

Membership

Paid membership is an essential part of the warehouse club concept. In addition to providing a source of revenue which permits BJ's to offer low prices, membership reinforces customer loyalty. BJ's has two types of members: business members and Inner Circle members. BJ's Inner Circle members are likely to be home owners whose incomes are above the average for the Company's trading areas. BJ's believes that a significant percentage of its business members also shops BJ's actively for their personal needs. The Company had approximately 6.9 million members (including supplemental cardholders) at February 2, 2002.

BJ's generally charges $40 per year for a primary Inner Circle membership that includes one free supplemental membership. Members in the same household may purchase additional supplemental memberships for $20 each. A business membership also costs $40 per year and includes one free supplemental membership. Additional supplemental business memberships cost $20 each.

Advertising and Public Relations

BJ's increases customer awareness of its warehouse clubs primarily through direct mail, public relations efforts, new store marketing programs, and television and radio advertising (some of which is vendor funded) during the holiday season. BJ's also employs dedicated marketing personnel who solicit potential business members and who contact other selected organizations to increase the number of members. From time to time, BJ's runs free trial membership promotions to attract new members, with the objective of converting them to paid membership status, and also uses one-day passes to introduce non-members to its warehouse clubs. These programs result in very low marketing expenses compared with typical retailers.

Club Operations

BJ's ability to achieve profitable operations depends upon high sales volumes and the efficient operation of its warehouse clubs. The Company buys most of its merchandise at volume discounts from manufacturers for shipment either to a BJ's cross-dock facility or directly to BJ's clubs. This eliminates many of the costs associated with traditional multiple-step distribution channels, including distributors' commissions and the costs of storing merchandise in central distribution facilities.

BJ's routes the majority of its purchases through cross-dock facilities which break down truckload quantity shipments from manufacturers and reallocate these goods for shipment to individual clubs, generally on a same-day basis. BJ's efficient distribution systems result in better volume discounts, reduced freight expenses and lower receiving costs.

The Company works closely with manufacturers to minimize the amount of handling required once merchandise is received at a club. Most merchandise is pre-marked by the manufacturer so that it does not require ticketing at the club. Merchandise for sale is generally displayed on pallets containing large quantities of each item, thereby reducing labor required for handling, stocking and restocking. Back-up merchandise is generally stored in steel racks above the sales floor.

BJ's has been able to limit inventory losses to levels well below those typical of other retailers by strictly controlling the exits of its clubs, by generally limiting customers to members and by using state-of-the-art electronic article surveillance technology. BJ's inventory shrinkage was less than .20% of net sales in each of the last five fiscal years. Problems associated with payments by check have been insignificant, as members who issue dishonored checks are restricted to cash-only terms. BJ's policy is to accept returns of merchandise within 30 days after purchase.

BJ's is the only warehouse club operator to accept both MasterCard and VISA chainwide. Beginning in 2000, BJ's equipped its clubs to process on-line debit transactions. Additionally, BJ's members may pay for their purchases by cash, check or Discover Card.

In 2002, BJ's plans to roll out a new BJ's co-branded MasterCard underwritten by a major financial institution on a non-recourse basis. Purchases made at BJ's with the co-branded MasterCard will earn a 1.5% rebate. All other purchases with the BJ's MasterCard will earn rebates ranging from .5% to 1.0%. Rebates up to $500 per year per membership account will be issued in the form of BJ's Bucks® certificates redeemable for merchandise at any BJ's club.

Information Systems

Over the course of its development, BJ's has made a significant investment in information systems. BJ's was the first warehouse club operator to introduce scanning devices which work in conjunction with its electronic point of sale (EPOS) terminals. Beginning in 2000, BJ's rolled out "360 degree" scanning and upgraded the cash register printers at the checkout stations in its clubs to enhance the efficiency of the checkout process. In 2001, an on-line refund system was implemented at the clubs to more effectively process sales returns. In 2002, BJ's plans to complete the implementation of a new inventory replenishment system and to test self-checkout technology in two Massachusetts clubs.

Sales data is analyzed daily for replenishment purposes. Detailed purchasing data permits the buying staff and store managers to track changes in members' buying behavior. Detailed shrinkage information by SKU by club allows management to quickly identify inventory shrinkage problems and formulate effective action plans.

Competition

BJ's competes with a wide range of national, regional and local retailers and wholesalers selling food or general merchandise in its markets, including supermarkets, supercenters, general merchandise chains, specialty chains and other warehouse clubs, some of which have significantly greater financial and marketing resources than BJ's. Major competitors that operate warehouse clubs include Costco Wholesale Corporation and Sam's Clubs (a division of Wal-Mart Stores, Inc.).

A large number of competitive membership warehouse clubs exists in BJ's markets. Approximately 86% of BJ's 115 full-sized warehouse clubs have at least one competitive membership warehouse club in their trading areas at a distance of about ten miles or less. None of the smaller format clubs has direct competition from other warehouse clubs within ten miles.

BJ's believes price is the major competitive factor in the markets in which it competes. Other competitive factors include store location, merchandise selection, member services and name recognition. BJ's believes its efficient, low-cost form of distribution gives it a significant competitive advantage over more traditional channels of wholesale and retail distribution.

Seasonality

Sales and net income have typically been strongest in the fourth quarter holiday season and lowest in the first quarter of each fiscal year.

Employees

As of February 2, 2002, BJ's had approximately 15,800 full-time and part-time employees ("team members"). None of the Company's team members is represented by a union. BJ's considers its relations with its team members to be excellent.

Item 2. Properties

BJ's operated 130 warehouse club locations as of February 2, 2002, of which 80 are leased under long-term leases and 40 are owned. BJ's owns the buildings at the remaining 10 locations, which are subject to long-term ground leases. A listing of BJ's locations within each state is shown on page 2.

The unexpired terms of BJ's leases range from approximately 1.5 to 39 years, and average approximately 14 years. BJ's has options to renew all but one of its leases for periods that range from approximately 5 to 50 years and average approximately 21 years. These leases require fixed monthly rental payments which are subject to various adjustments. Certain leases require payment of a percentage of the warehouse club's gross sales in excess of certain amounts. Generally, all leases require that BJ's pay all property taxes, insurance, utilities and other operating costs.

BJ's home offices in Natick, Massachusetts, occupy 156,000 square feet under leases expiring January 31, 2006, with options to extend these leases through January 31, 2011. The Company also leases two cross-dock facilities, which occupy a total of 776,000 square feet under leases which expire in 2010 and 2021, with options to extend these leases through 2025 and 2041, respectively.

See Note D of Notes to Consolidated Financial Statements included elsewhere in this report for additional information with respect to the Company's leases.

Item 3. Legal Proceedings

BJ's is involved in various legal proceedings that are typical of a retail business. Although it is not possible to predict the outcome of these proceedings or any related claims, the Company believes that such proceedings or claims will not, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended February 2, 2002.

Item 4A. Executive Officers of the Registrant

Name	Age	Office and Employment During Last Five Years
Herbert J. Zarkin	63	Chairman of the Board of the Company since July 1997; President, Chief Executive Officer and Director of Waban (1993-1997); Executive Vice President of Waban (1989-1993); President of the BJ's Division of Waban (the "BJ's Division") (1990-1993)
John J. Nugent	55	President, Chief Executive Officer and Director of the Company since July 1997; Executive Vice President of Waban and President of the BJ's Division (1993-1997)
Frank D. Forward	47	Executive Vice President and Chief Financial Officer of the Company since July 1997; Executive Vice President, Finance of the BJ's Division from February 1997 to July 1997; Senior Vice President, Finance of the BJ's Division (1994-1997)
Laura J. Sen	45	Executive Vice President, Merchandising of the Company since July 1997; Executive Vice President, Merchandising of the BJ's Division from February 1997 to July 1997; Senior Vice President, General Merchandise of the BJ's Division (1993-1997)
Michael T. Wedge	48	Executive Vice President, Club Operations of the Company since July 1997; Executive Vice President, Sales Operations of the BJ's Division from February 1997 to July 1997; Senior Vice President, Sales Operations of the BJ's Division (1993-1997)
Sarah M. Gallivan	59	Vice President and General Counsel of the Company since July 1997; Vice President and General Counsel of Waban (1989-1997)

All officers serve at the discretion of the Board of Directors and hold office until the next annual meeting of the Board of Directors and until their successors are elected and qualified.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

The common stock of the Company is listed on the New York Stock Exchange (symbol "BJ"). The quarterly high and low stock prices for the fiscal years ended February 2, 2002 and February 3, 2001 were:

	Fiscal Year Ended February 2, 2002		Fiscal Year Ended February 3, 2001	
Quarter	High	Low	High	Low
First	$48.35	$41.33	$41.38	$26.75
Second	57.24	41.34	38.00	27.88
Third	56.86	39.25	37.94	29.25
Fourth	52.70	39.57	43.35	28.88

The approximate number of stockholders of record at March 31, 2002 was 2,300. The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. For restrictions on the payment of dividends, see Note C of Notes to the Consolidated Financial Statements included elsewhere in this report.

Item 6. Selected Financial Data

	Fiscal Year Ended				
	Feb. 2, 2002	Feb. 3, 2001 (53 Weeks)	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998 (53 Weeks)
	(Dollars in Thousands except Per Share Data)				
Income Statement Data					
Net sales	$5,161,164	$4,828,273	$4,115,825	$3,476,846	$3,159,786
Membership fees and other	118,566	103,822	90,422	75,335	67,556
Total revenues	5,279,730	4,932,095	4,206,247	3,552,181	3,227,342
Cost of sales, including buying and occupancy costs	4,686,429	4,376,451	3,725,638	3,154,017	2,872,303
Selling, general and administrative expenses	350,000	339,305	293,538	255,087	231,203
Preopening expenses	10,343	8,471	9,536	7,743	3,190
Pension termination costs	—	—	—	1,521	—
Operating income	232,958	207,868	177,535	133,813	120,646
Interest income (expense), net	3,934	5,955	3,785	956	(8,733)
Loss on contingent lease obligations	(106,359)	—	—	—	—
Income before income taxes and cumulative effect of accounting principle changes	130,533	213,823	181,320	134,769	111,913
Provision for income taxes	48,185	82,322	70,171	52,964	43,646
Income before cumulative effect of accounting principle changes	82,348	131,501	111,149	81,805	68,267
Cumulative effect of accounting principle changes	—	—	—	(19,326)	—
Net income	$ 82,348	$ 131,501	$ 111,149	$ 62,479	$ 68,267
Income per common share:					
Basic earnings per share:					
Income before cumulative effect of accounting principle changes	$ 1.14	$ 1.80	$ 1.51	$ 1.09	$ 0.91
Cumulative effect of accounting principle changes	—	—	—	(0.26)	—
Net income	$ 1.14	$ 1.80	$ 1.51	$ 0.83	$ 0.91
Diluted earnings per share:					
Income before cumulative effect of accounting principle changes	$ 1.11	$ 1.77	$ 1.47	$ 1.07	$ 0.90
Cumulative effect of accounting principle changes	—	—	—	(0.25)	—
Net income	$ 1.11	$ 1.77	$ 1.47	$ 0.82	$ 0.90
Pro forma amounts assuming accounting principle changes are applied retroactively (see Note below):					
Net income	$ 82,348	$ 131,501	$ 111,149	$ 81,805	$ 65,699
Basic earnings per common share	$ 1.14	$ 1.80	$ 1.51	$ 1.09	$ 0.88
Diluted earnings per common share	$ 1.11	$ 1.77	$ 1.47	$ 1.07	$ 0.87
Balance Sheet Data					
Working capital	$ 127,818	$ 179,928	$ 133,476	$ 108,979	$ 124,957
Total assets	1,421,884	1,233,734	1,131,019	952,468	848,792
Long-term debt and obligations under capital leases	1,558	1,828	2,050	32,249	44,930
Stockholders' equity	686,567	664,915	577,398	485,042	446,257
Clubs open at end of year	130	118	107	96	84

Note: Pro forma amounts reflect results as if the changes in methods of accounting for membership fee revenues and preopening expenses adopted during the fiscal year ended January 30, 1999 had been in effect for all periods presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

BJ's Wholesale Club, Inc., which previously had been a wholly owned subsidiary of Waban Inc., became a separate and independent public entity on July 28, 1997, when Waban distributed to its stockholders on a pro rata basis all of the Company's outstanding common stock (the "spin-off").

Unless noted otherwise, the fiscal year ended February 2, 2002 is referred to as "2001." Other fiscal years are referred to in a similar manner.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates on an ongoing basis and makes judgments about the carrying value of assets and liabilities based on a number of factors. These factors include historical experience, guidance provided by outside experts and assumptions made by management that are believed to be reasonable under the circumstances. This section summarizes critical accounting policies and the related judgments involved in their application.

The Company recognizes revenue from the sale of merchandise at the time of purchase by the customer. Membership fee revenue is recognized on a straight-line basis over the life of the membership, which is typically twelve months.

Merchandise inventories are stated at the lower of cost, determined under the average cost method, or market. The Company recognizes the write-down of slow-moving or obsolete inventory in cost of sales when such write-downs are probable and estimable. Records are maintained at the stockkeeping unit (SKU) level. A report that details the number of weeks of selling supply for each SKU allows the merchandising staff to make timely markdown decisions to help maintain rapid inventory turnover, which is essential in the Company's business. The carrying value of any SKU whose selling price is marked down to below cost is immediately reduced to that selling price.

The Company takes physical inventories of merchandise on a cycle basis at every location each year. A second physical inventory is taken at the end of the year at selected locations. The Company estimates a reserve for inventory shrinkage for the period between physical inventories. This estimate is based on historical results of previous physical inventories, shrinkage trends or other judgments management believes to be reasonable under the circumstances.

The Company reviews the realizability of its long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Current and expected operating results and cash flows and other factors are considered in connection with the Company's reviews. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of individual clubs and consolidated net cash flows for long-lived assets not identifiable to individual clubs. Significant judgments are made in projecting future cash flows and are based on a number of factors, including the maturity level of the club, historical experience of clubs with similar characteristics, recent trends and general economic assumptions. Impairment losses are measured as the difference between the carrying amount and the fair value of the impaired assets.

As of February 2, 2002, the Company had not established a valuation allowance for its deferred tax assets because those assets can be realized by offsetting deferred tax liabilities and future taxable income, which management believes will more likely than not be earned, based on the Company's historical record and projected earnings. Significant changes in projections of future taxable income could result in the Company's establishment of a valuation allowance, which would reduce the carrying value of deferred tax assets.

During the fiscal year ended February 2, 2002, the Company established reserves for its liability related to House2Home, Inc. ("House2Home") leases. Pursuant to an agreement with The TJX Companies, Inc. ("TJX"), BJ's had agreed to indemnify TJX for 100% of House2Home's lease liabilities guaranteed by TJX through January 31, 2003 and for 50% of any such liabilities thereafter. House2Home filed for bankruptcy in November 2001. (See Note B of Notes to Consolidated Financial Statements for additional information.) BJ's recorded liabilities are based on the present value of rent liabilities under the House2Home leases, including estimated real estate taxes and common area maintenance charges, reduced by estimated income from the subleasing of these properties. An annual discount rate of 6% was used to calculate the present value of these lease obligations. This rate was based on estimated borrowing rates for the Company based on the weighted-average period of time over which these obligations are expected to be paid.

A considerable amount of judgment was involved in determining BJ's net liability related to House2Home leases, particularly in estimating potential sublease income. The Company obtained an independent appraisal to help make this determination. Assumptions included an average period of time it would take to sublease the properties and the amount of potential sublease income for each property. Net payments that the Company makes to settle its lease indemnification obligations will reduce operating cash flows in varying amounts over the remaining terms of the House2Home leases, which expire at various times up to 2016. Instead of subleasing the properties, BJ's may satisfy its obligations through lump-sum settlements, which could result in accelerated cash outflows. The Company believes that the liabilities recorded in the balance sheet adequately provide for its obligations. However, there can be no assurance that the Company's actual liability under the TJX indemnification agreement will not vary materially from amounts recorded in the financial statements due to a number of factors, including future economic factors which may affect the ability to successfully sublease the House2Home properties.

The Company is primarily self-insured for worker's compensation and general liability claims. Reported reserves for these claims are derived from estimated ultimate costs based upon individual claim file reserves and estimates for incurred but not reported claims. Estimates are based on historical loss development factors, valuations provided by third-party actuaries and other assumptions believed to be reasonable under the circumstances.

The Company is involved in various legal proceedings that are typical of a retail business. Along with outside legal counsel, the Company assesses its exposure related to these proceedings and determines the amount of accruals required, if any, for these contingencies.

Results of Operations

The following table presents income statement data for the last three fiscal years:

	Fiscal Year Ended					
	February 2, 2002		February 3, 2001 (53 weeks)		January 29, 2000	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
	(Dollars in Millions except Per Share Amounts)					
Net sales	$5,161.1	100.0%	$4,828.3	100.0%	$4,115.8	100.0%
Membership fees and other	118.6	2.3	103.8	2.2	90.4	2.2
Total revenues	5,279.7	102.3	4,932.1	102.2	4,206.2	102.2
Cost of sales, including buying and occupancy costs	4,686.4	90.8	4,376.4	90.7	3,725.7	90.5
Selling, general and administrative expenses	350.0	6.8	339.3	7.0	293.5	7.1
Preopening expenses	10.3	.2	8.5	.2	9.5	.3
Operating income	233.0	4.5	207.9	4.3	177.5	4.3
Interest income, net	3.9	.1	5.9	.1	3.8	.1
Loss on contingent lease obligations	(106.4)	(2.1)	—	—	—	—
Income before income taxes	130.5	2.5	213.8	4.4	181.3	4.4
Provision for income taxes	48.2	.9	82.3	1.7	70.2	1.7
Net income	$ 82.3	1.6%	$ 131.5	2.7%	$ 111.1	2.7%
Diluted net income per common share	$ 1.11		$ 1.77		$ 1.47	
Number of clubs in operation at year end	130		118		107	

Net sales increased by 6.9% from 2000 to 2001 and by 17.3% from 1999 to 2000. 2000 was a 53-week fiscal year. The increases in both years were due to the opening of new stores and to comparable store sales increases. Comparable store net sales (on a same-week basis) increased by 3.6% from 2000 to 2001 and by 5.1% from 1999 to 2000. Additionally, the Company expanded the number of gasoline stations it operates from 19 at the end of 1999 to 34 at the end of 2000 and 55 at the end of 2001.

Total revenues included membership fees of $106.7 million in 2001, $91.3 million in 2000 and $79.3 million in 1999. The increase from 2000 to 2001 was due mainly to an increase in the membership fee for Business and Inner Circle members from $35 to $40, effective January 1, 2001, and to new members. The increase from 1999 to 2000 was attributable primarily to new members. Membership renewal rates in 2001 were within one percent of the previous year's all-time high rates for the Company. Business members renewed at a rate of 87% and Inner Circle members renewed at a rate of 83% in 2001.

Cost of sales (including buying and occupancy costs) was 90.80% of net sales in 2001, 90.64% in 2000 and 90.52% in 1999. The increase in the cost of sales percentage from 2000 to 2001 was attributable mainly to the increased sales contribution of gasoline, higher expenses for utilities and other occupancy costs, and initial excess capacity at the Company's new cross-dock facility in Burlington, New Jersey. The increase in the cost of sales percentage from 1999 to 2000 was due primarily to the increased contribution of gasoline sales. The gross margin on gas is significantly lower than the overall gross margin for the rest of BJ's business. Excluding gas, merchandise gross margin as a percentage of sales rose slightly over the previous year in both 2001 and 2000.

Selling, general and administrative ("SG&A") expenses were 6.78% of net sales in 2001, 7.03% in 2000 and 7.13% in 1999. The SG&A percentage was favorably impacted in the last two years by leveraging fixed expenses against both increased comparable store sales and a growing number of clubs, by effective control over operating expenses, particularly payroll, and by increased gasoline sales, which have low related SG&A costs. Significant technology investments made over the past few years have been a key factor in increasing payroll efficiency. The Company completed its rollout of debit card acceptance during 2000, which has helped to slow the growth rate of credit costs experienced before 2000.

In 2000, the Company recorded pretax charges of $2.6 million associated with the relocation of its cross-dock facility from Bristol, Pennsylvania, to Burlington, New Jersey. This relocation was completed in April 2001. The Company recorded $1.6 million of the charges in SG&A expenses and $1.0 million in cost of sales, including buying and occupancy expenses.

Preopening expenses were $10.3 million in 2001, $8.5 million in 2000 and $9.5 million in 1999. The Company opened twelve new clubs in 2001 and eleven new clubs in each of 2000 and 1999. One club was relocated in each of 2001 and 2000. A portion of 1999's preopening expenses was incurred for a club which opened in February 2000.

Interest income, net was $3.9 million in 2001, $5.9 million in 2000 and $3.8 million in 1999. The decrease from 2000 to 2001 was attributable primarily to lower interest rates, which reduced income earned on invested cash. The increase from 1999 to 2000 was due primarily to higher invested cash balances. See Note K of Notes to Consolidated Financial Statements for a summary of the components of interest income and expense.

The Company recorded pretax charges of $106.4 million in 2001 for its estimated loss associated with House2Home, Inc. ("House2Home") leases. On an after-tax basis, these charges were $63.8 million, or $.87 per diluted share. House2Home filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code on November 7, 2001. Both BJ's and House2Home (formerly HomeBase, Inc.) had been part of Waban Inc. prior to 1997 and were part of The TJX Companies, Inc. ("TJX") prior to 1989. In connection with the spin-off of Waban from TJX in 1989, Waban agreed to indemnify TJX against any liabilities TJX might incur with respect to these leases. Pursuant to a subsequent agreement, BJ's agreed to indemnify TJX for 100% of House2Home's lease liabilities guaranteed by TJX through January 31, 2003 and for 50% of any such liabilities thereafter.

The loss on contingent lease obligations recorded in 2001 was based on the present value of rent liabilities under House2Home leases, including estimated real estate taxes and common area maintenance charges, reduced by estimated income from the subleasing of these properties. An annual discount rate of 6% was used to calculate the present value of the obligations.

The Company's income tax provision was 36.9% of pretax income in 2001, 38.5% in 2000 and 38.7% in 1999. The decrease in the rates from 2001 to 2002 was due primarily to the effect of the tax benefit on the loss of contingent lease obligations, which was recorded at an incremental tax rate of 40%. Excluding the loss on contingent lease obligations, the Company's income tax was 38.3% of pretax income in 2001. The Company's effective state income tax rates have decreased slightly in each of the last two fiscal years.

Net income was $82.3 million, or $1.11 per diluted share, in 2001. Excluding the loss on contingent lease obligations, pro forma net income was $146.2 million, or $1.98 per diluted share, in 2001 versus reported net income of $131.5 million, or $1.77 per diluted share, in 2000, and $111.1 million, or $1.47 per diluted share, in 1999. (The 2001 pro forma net income and per share amounts are not stated in accordance with accounting principles generally accepted in the United States, but the Company believes this information may be useful because of the nature of the loss, which is described above.)

The Company expects to continue to benefit in 2002 from the membership fee increases that became effective January 1, 2001. Because members renew throughout the year and because membership fee income is realized over the life of the membership, the benefit of the fee increases is spread over a two-year period. The

Company expects that this benefit will be partially offset by the effect of higher than normal medical cost inflation on employee benefit costs, significantly higher property insurance costs in the wake of the terrorist attacks on September 11, 2001 and comparative excess capacity in the first quarter at the Company's new cross-dock facility, which opened in April 2001 in Burlington, New Jersey. Interest income is also projected to be lower than last year for the first half of 2002 because of considerably lower interest rates.

A more evenly distributed schedule of new club openings in 2002 compared to 2001, when all new clubs were opened in the second half of the year, is expected to create uneven quarterly comparisons in preopening expenses. Based on the 2002 club opening schedule, these costs are projected to be higher than last year in the first two quarters and lower than last year in the third and fourth quarters.

The Company plans to test pharmacies in the five new Atlanta clubs scheduled to open in 2002 and in three existing Massachusetts clubs, which are being retrofitted for this business. Because Atlanta is a market where BJ's has no other clubs, very limited name recognition and two entrenched competitors, the Company also plans to test a program of free first-year memberships during the preopening and initial opening periods of the new Atlanta clubs.

In 2002, the Company plans to roll out a new BJ's co-branded MasterCard underwritten by a major financial institution on a non-recourse basis. Purchases made at BJ's with the co-branded MasterCard will earn a 1.5% rebate. All other purchases with the BJ's MasterCard will earn rebates ranging from .5% to 1.0%. Rebates up to $500 per year per membership account will be issued in the form of "BJ's Bucks" certificates redeemable for merchandise at any BJ's club.

Seasonality

The Company's business, in common with the business of retailers generally, is subject to seasonal influences. The Company's sales and operating income have typically been strongest in the fourth quarter holiday season and lowest in the first quarter of each fiscal year.

Recently Issued Accounting Standards

The Financial Accounting Standards Board issued four new standards in 2001:

- Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," addresses financial accounting and reporting for all business combinations initiated after June 30, 2001 and for combinations accounted for using the purchase method for which the date of acquisition is after June 30, 2001.
- SFAS No. 142, "Goodwill and Other Intangible Assets," addresses financial accounting and reporting for acquired goodwill and other intangible assets and how they should be accounted for after initial recognition in the financial statements. This statement becomes effective in 2002, except that goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the provisions of the statement.
- SFAS No. 143, "Accounting for Asset Retirement Obligations," addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement becomes effective in 2003.
- SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves significant implementation issues related to SFAS No. 121. This statement becomes effective in 2002.

Emerging Issues Task Force ("EITF") Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer," addresses the income statement characterization of consideration given by a vendor to a customer and provides guidance on recognizing and measuring sales incentives. EITF Issue No. 01-09 becomes effective in 2002.

The adoption of SFAS Nos. 141, 142 and 144 and EITF Issue No. 01-09 is not expected to have a material impact on the Company's results of operations, financial position or cash flows, or to produce any major changes in current disclosures. The Company is in the process of evaluating the requirements of SFAS No. 143.

Liquidity and Capital Resources

Net cash provided by operating activities was $211.9 million in 2001 compared with $155.7 million in 2000 and $205.8 million in 1999. The lower amount in 2000 was attributable mainly to the decrease in cash provided by the change in accounts payable. Accounts payable balances were higher than normal at the beginning of 2000 due in part to the January replenishment of inventories in categories with millennium-related demand, much of which was paid for after the end of January 2000. Cash provided by net income before depreciation and amortization and the post-tax loss on contingent lease obligations was $207.8 million in 2001 versus $186.5 million in 2000 and $157.6 million in 1999.

Cash expended for property additions was $166.3 million in 2001 versus $98.7 million in 2000. Included in 2001's property additions was $13.0 million of cash expended for clubs that will open in 2002. The Company opened twelve new clubs in 2001 and eleven new clubs in 2000, and relocated one club in each year. Five of the 2001 openings were at owned locations. Two of the 2000 openings and the relocated club (whose land was purchased in 1999) were at owned locations. The Company also opened 21 new gas stations in 2001 and 15 new gas stations in 2000.

The Company expects that capital expenditures will total approximately $180 million in 2002, based on opening 13 or 14 new clubs and 20 to 25 gas stations, purchasing one club which was previously leased and providing initial capital for a third cross-dock facility scheduled to open in Florida in the spring of 2003. The Company expects to own approximately four of the new club locations opening in 2002 and also plans to spend approximately $10-$15 million in 2002 for clubs that will open in 2003. The timing of actual club openings and the amount of related expenditures could vary from these estimates due, among other things, to the complexity of the real estate development process.

In May and September of 2001, the Board of Directors authorized the repurchase of an additional $50 million and $100 million, respectively, of the Company's common stock in addition to the $150 million previously authorized. During 2001, the Company repurchased 2,145,700 shares of common stock for $95.8 million, or an average price of $44.64 per share. From the inception of its share repurchase activities in August 1998, the Company has repurchased a total of $226.1 million of common stock at an average cost of $31.76 per share. As of February 2, 2002, the Company's remaining repurchase authorization was $73.9 million.

The Company has a $200 million unsecured credit agreement with a group of banks which expires July 9, 2002. The agreement includes a $50 million sub-facility for letters of credit, of which $2.3 million was outstanding at February 2, 2002. The Company is required to pay an annual facility fee which is currently 0.15% of the total commitment. Interest on borrowings is payable at the Company's option either at (a) the Eurodollar rate plus a margin which is currently 0.30%, (b) the agent bank's prime rate or (c) a rate determined by competitive bidding. The facility fee and Eurodollar margin are both subject to change based upon the Company's fixed charge coverage ratio. The agreement contains covenants which, among other things, include minimum net worth and fixed charge coverage requirements and a maximum funded debt-to-capital limitation, and prohibit the payment of cash dividends on the Company's common stock. In September 2001, the agreement was amended to generally limit the cumulative repurchase of the Company's common stock to $110 million plus

50% of net income (as defined by the agreement) earned after January 30, 1998. The Company is in compliance with the covenants and other requirements set forth in its credit agreement. BJ's has no credit rating triggers that would accelerate the maturity date of debt if borrowings were outstanding under its credit agreement. The Company expects to enter into a new credit agreement before the current agreement expires.

The Company also maintains a separate $41 million facility for letters of credit, primarily to support the purchase of inventories, of which $12.8 million was outstanding at February 2, 2002, and an additional $20 million uncommitted credit line for short-term borrowings.

Increases in inventories and accounts payable from February 3, 2001 to February 2, 2002 were due mainly to the addition of new clubs. Increases in deferred tax assets since the end of last year were attributable primarily to the recording of related liabilities for lease indemnification obligations in 2001.

Payments that the Company makes to settle its lease indemnification obligations will reduce operating cash flows in varying amounts over the remaining terms of the House2Home leases, which expire at various times up to 2016. As of February 2, 2002, the present value of these obligations totaled $106.2 million, including $44.1 million classified as current liabilities. This reflects the fact that BJ's is responsible for 100% of House2Home's lease liabilities through January 31, 2003 and the assumption of a certain average time period before sublease income begins to be realized. BJ's and TJX share equal responsibility for House2Home's leases after January 31, 2003. The Company may satisfy its obligations through lump-sum settlements, which could accelerate the timing of cash outflows. The Company believes that these payments will not have a material impact on its future financial condition or cash flows and that the liabilities recorded in the financial statements adequately provide for its indemnification obligations. However, there can be no assurance that the Company's actual liability under the TJX indemnification agreement will not differ materially from amounts recorded in the financial statements due to a number of factors, including future economic factors which may affect the ability to successfully sublease the House2Home properties.

The following summarizes the Company's contractual cash obligations as of February 2, 2002 and the effect these obligations are expected to have on its liquidity and cash flows in future periods (in thousands):

Payments Due by Period	Total	Capital Leases	Operating Leases	Contingent Lease Obligations
Less than 1 year	$ 134,908	$ 449	$ 90,391	$ 44,068
1-3 years	327,569	1,368	294,163	32,038
More than 3 years	1,182,457	570	1,151,783	30,104
	$1,644,934	$2,387	$1,536,337	$106,210

Cash and cash equivalents totaled $87.2 million as of February 2, 2002, and there were no borrowings outstanding on that date. Based on the expectation that a new credit agreement will be in place before the current agreement expires, the Company believes that its current resources, together with anticipated cash flow from operations, will be sufficient to finance its operations through the term of the new credit agreement. However, the Company may from time to time seek to obtain additional financing.

Factors Which Could Affect Future Operating Results

This report contains a number of "forward-looking statements," including statements regarding membership fee income, employee medical benefit costs and preopening expenses, planned capital expenditures, planned store and gas station openings, lease obligations under the Company's indemnification agreement with TJX, and other information with respect to the Company's plans and strategies. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "estimates," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual events or the Company's actual results to differ materially from those indicated by such forward-looking statements, including, without limitation, the factors set forth below and other factors noted elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations, particularly those noted under "Critical Accounting Policies and Estimates." In addition, any forward-looking statements represent the Company's estimates only as of the day this annual report was first filed with the Securities and Exchange Commission and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change.

BJ's warehouse clubs are located in the eastern United States, primarily in the Northeast. The Company's business may be adversely affected from time to time by economic downturns in its markets. In addition, the Company may be impacted by state and local regulation in its markets and temporarily impacted by weather conditions prevailing in its markets.

The Company competes with national, regional and local retailers and wholesalers, including national chains in the warehouse merchandising business, some of which have significantly greater financial and marketing resources than the Company, which could adversely affect the Company's business, operating results and financial condition.

In connection with the spin-off in 1997, Waban received a letter ruling from the Internal Revenue Service to the effect that, for federal income tax purposes, the distribution of the Company's stock to Waban's stockholders (the "Distribution") and related asset transfers would be tax-free to Waban's stockholders. Certain future events not within the control of the Company or House2Home, including, for example, certain dispositions of the Company's common stock or House2Home's common stock, could cause the Distribution not to qualify for tax-free treatment. If this occurred, the related tax liability would be payable by House2Home, although the Company has agreed to indemnify House2Home under certain circumstances for all or a portion of such tax liability.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company believes that its potential exposure to market risk as of February 2, 2002 is not material because of the short contractual maturities of its cash and cash equivalents. No bank debt was outstanding at February 2, 2002. The Company has not used derivative financial instruments. See Summary of Accounting Policies—Disclosures about Fair Value of Financial Instruments and Note C in Notes to Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001 (53 weeks)	January 29, 2000
	(Dollars in Thousands except Per Share Amounts)		
Net sales	$ 5,161,164	$ 4,828,273	$ 4,115,825
Membership fees and other	118,566	103,822	90,422
Total revenues	5,279,730	4,932,095	4,206,247
Cost of sales, including buying and occupancy costs	4,686,429	4,376,451	3,725,638
Selling, general and administrative expenses	350,000	339,305	293,538
Preopening expenses	10,343	8,471	9,536
Operating income	232,958	207,868	177,535
Interest income, net	3,934	5,955	3,785
Loss on contingent lease obligations	(106,359)	—	—
Income before income taxes	130,533	213,823	181,320
Provision for income taxes	48,185	82,322	70,171
Net income	$ 82,348	$ 131,501	$ 111,149
Net income per common share:			
Basic	$ 1.14	$ 1.80	$ 1.51
Diluted	$ 1.11	$ 1.77	$ 1.47
Number of common shares for earnings per share computations:			
Basic	72,519,032	72,870,668	73,657,016
Diluted	73,981,148	74,380,544	75,391,489

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED BALANCE SHEETS

	February 2, 2002	February 3, 2001
	(Dollars in Thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 87,158	$ 120,392
Accounts receivable	61,027	55,250
Merchandise inventories	560,001	495,285
Current deferred income taxes	27,226	7,677
Prepaid expenses	17,406	15,967
Total current assets	752,818	694,571
Property at cost:		
Land and buildings	449,619	364,418
Leasehold costs and improvements	74,647	67,565
Furniture, fixtures and equipment	369,671	331,129
	893,937	763,112
Less: accumulated depreciation and amortization	259,562	239,198
	634,375	523,914
Property under capital leases	3,319	3,319
Less: accumulated amortization	2,447	2,281
	872	1,038
Deferred income taxes	12,571	—
Other assets	21,248	14,211
Total assets	$1,421,884	$1,233,734
LIABILITIES		
Current liabilities:		
Accounts payable	$ 381,112	$ 335,060
Accrued expenses and other current liabilities	166,183	147,536
Accrued federal and state income taxes	33,352	31,807
Obligations under capital leases due within one year	285	240
Contingent lease obligations due within one year	44,068	—
Total current liabilities	625,000	514,643
Obligations under capital leases, less portion due within one year	1,558	1,828
Contingent lease obligations, less portion due within one year	62,142	—
Other noncurrent liabilities	46,617	44,453
Deferred income taxes	—	7,895
Commitments and contingencies	—	—
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.01, authorized 20,000,000 shares, no shares issued	—	—
Common stock, par value $.01, authorized 180,000,000 shares, issued 74,410,190 shares	744	744
Additional paid-in capital	68,574	75,583
Retained earnings	730,851	648,528
Treasury stock, at cost, 2,816,753 and 1,947,341 shares	(113,602)	(59,940)
Total stockholders' equity	686,567	664,915
Total liabilities and stockholders' equity	$1,421,884	$1,233,734

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001 (53 weeks)	January 29, 2000
	(Dollars in Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 82,348	$131,501	$111,149
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on contingent lease obligations	106,359	—	—
Depreciation and amortization of property	61,680	54,953	46,476
Loss on property disposals	447	654	1,295
Other noncash items (net)	130	115	117
Deferred income taxes	(40,015)	(2,149)	2,426
Tax benefit from exercise of stock options	17,831	10,705	8,524
Increase (decrease) in cash due to changes in:			
Accounts receivable	(5,777)	(3,252)	(864)
Merchandise inventories	(64,716)	(48,514)	(74,031)
Prepaid expenses	(1,439)	(485)	(2,875)
Other assets	(7,138)	(2,804)	(674)
Accounts payable	46,052	(11,051)	87,571
Accrued expenses	12,535	8,981	14,121
Accrued income taxes	1,545	11,001	9,049
Contingent lease obligations	(149)	—	—
Other noncurrent liabilities	2,164	6,022	3,503
Net cash provided by operating activities	211,857	155,677	205,787
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of marketable securities	—	(5,001)	(1,582)
Sale of marketable securities	—	5,001	—
Maturity of marketable securities	—	—	1,682
Property additions	(166,312)	(98,680)	(87,475)
Proceeds from property disposals	2	301	125
Net cash used in investing activities	(166,310)	(98,379)	(87,250)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of capital lease obligations	(225)	(202)	(180)
Repayment of long-term debt	—	—	(30,000)
Cash dividends paid on preferred stock of subsidiary	(25)	(25)	(25)
Proceeds from sale and issuance of common stock	17,243	9,659	7,712
Purchase of treasury stock	(95,774)	(64,346)	(35,024)
Net cash used in financing activities	(78,781)	(54,914)	(57,517)
Net increase (decrease) in cash and cash equivalents	(33,234)	2,384	61,020
Cash and cash equivalents at beginning of year	120,392	118,008	56,988
Cash and cash equivalents at end of year	$ 87,158	$120,392	$118,008
Supplemental cash flow information:			
Interest paid, net of capitalized interest	$ (96)	$ (21)	$ 203
Income taxes paid	86,655	74,470	58,696
Noncash financing and investing activities:			
Treasury stock issued for compensation plans	42,112	30,762	8,668

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares	Amount			Shares	Amount	
	(In Thousands)						
Balance, January 30, 1999	73,805	$738	$ 78,376	$405,928	—	$ —	$485,042
Net income	—	—	—	111,149	—	—	111,149
Sale and issuance of common stock	605	6	7,582	—	324	8,668	16,256
Cash dividends on preferred stock of subsidiary	—	—	—	(25)	—	—	(25)
Purchase of treasury stock	—	—	—	—	(1,191)	(35,024)	(35,024)
Balance, January 29, 2000	74,410	744	85,958	517,052	(867)	(26,356)	577,398
Net income	—	—	—	131,501	—	—	131,501
Sale and issuance of common stock	—	—	(10,375)	—	1,008	30,762	20,387
Cash dividends on preferred stock of subsidiary	—	—	—	(25)	—	—	(25)
Purchase of treasury stock	—	—	—	—	(2,088)	(64,346)	(64,346)
Balance, February 3, 2001	74,410	744	75,583	648,528	(1,947)	(59,940)	664,915
Net income	—	—	—	82,348	—	—	82,348
Sale and issuance of common stock	—	—	(7,009)	—	1,276	42,112	35,103
Cash dividends on preferred stock of subsidiary	—	—	—	(25)	—	—	(25)
Purchase of treasury stock	—	—	—	—	(2,146)	(95,774)	(95,774)
Balance, February 2, 2002	74,410	$744	$ 68,574	$730,851	(2,817)	$(113,602)	$686,567

The accompanying notes are an integral part of the financial statements.

Summary of Accounting Policies

Basis of Presentation

The consolidated financial statements of BJ's Wholesale Club, Inc. (the "Company") include the financial statements of all of the Company's subsidiaries, all of whose common stock is wholly owned by the Company.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. The fiscal years ended February 2, 2002 and January 29, 2000 included 52 weeks. The fiscal year ended February 3, 2001 included 53 weeks.

Cash Equivalents and Marketable Securities

The Company considers highly liquid investments with a maturity of three months or less at time of purchase to be cash equivalents. Investments with maturities exceeding three months are classified as marketable securities.

Merchandise Inventories

Inventories are stated at the lower of cost, determined under the average cost method, or market. The Company recognizes the write-down of slow-moving or obsolete inventory in cost of sales when such write-downs are probable and estimable. The Company recognizes a reserve for inventory shrinkage for the period between physical inventories based on historical results of previous physical inventories, shrinkage trends or other judgments management believes to be reasonable under the circumstances.

Property and Equipment

Property is depreciated by use of the straight-line method for financial reporting purposes. Buildings are depreciated over 33 1/3 years. Leasehold costs and improvements are amortized over the lease term or their estimated useful life, whichever is shorter. Furniture, fixtures and equipment are depreciated over three to ten years. Interest related to the development of owned facilities is capitalized.

Normal repairs and maintenance are expensed as incurred.

Impairment of Long-lived Assets

The Company reviews the realizability of its long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Current and expected operating results and cash flows and other factors are considered in connection with the Company's reviews. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of individual clubs and consolidated net cash flows for long-lived assets not identifiable to individual clubs. Impairment losses are measured as the difference between the carrying amount and the fair value of the impaired assets.

Accounts Payable

The Company's banking arrangements provide for the daily replenishment of vendor payable accounts as checks are presented. The balances of checks outstanding in these bank accounts totaling $72,004,000 at February 2, 2002 and $54,918,000 at February 3, 2001 are included in accounts payable on the balance sheet.

Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time of purchase by the customer. Membership fee revenue is recognized on a straight-line basis over the life of the membership, which is typically twelve months.

Preopening Costs

Preopening costs consist of direct incremental costs of opening or relocating a facility and are charged to operations as incurred.

Advertising Costs

Advertising costs generally consist of promoting new memberships and new store openings and also include television and radio advertising (some of which is vendor-funded) during the holiday season. The Company expenses advertising costs as incurred.

Stock-Based Compensation

The Company applies the accounting provisions prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related Interpretations in accounting for its stock-based compensation.

Disclosures about Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments.

Recently Issued Accounting Standards

The Financial Accounting Standards Board issued four new standards in 2001:

- Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," addresses financial accounting and reporting for all business combinations initiated after June 30, 2001 and for combinations accounted for using the purchase method for which the date of acquisition is after June 30, 2001.
- SFAS No. 142, "Goodwill and Other Intangible Assets," addresses financial accounting and reporting for acquired goodwill and other intangible assets and how they should be accounted for after initial recognition in the financial statements. This statement becomes effective in 2002, except that goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the provisions of the statement.
- SFAS No. 143, "Accounting for Asset Retirement Obligations," addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement becomes effective in 2003.
- SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves significant implementation issues related to SFAS No. 121. This statement becomes effective in 2002.

Emerging Issues Task Force ("EITF") Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer," addresses the income statement characterization of consideration given by a vendor to a customer and provides guidance on recognizing and measuring sales incentives. EITF Issue No. 01-09 becomes effective in 2002.

The adoption of SFAS Nos. 141, 142 and 144 and EITF Issue No. 01-09 is not expected to have a material impact on the Company's results of operations, financial position or cash flows, or to produce any major changes in current disclosures. The Company is in the process of evaluating the requirements of SFAS No. 143.

Estimates Included in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A. Spin-off of the Company from Waban Inc. and Related Party Transactions

The Company, which previously had been a wholly owned subsidiary of Waban Inc. ("Waban"), became a separate and independent public entity on July 28, 1997, when Waban distributed to its stockholders on a pro rata basis all of the Company's outstanding common stock (the "spin-off").

Pursuant to the spin-off, the Company and Waban entered into a Tax Sharing Agreement to provide for the payment of taxes and the entitlement to tax refunds for periods prior to the spin-off date. Each party has agreed to indemnify the other in specified circumstances if certain events occurring after July 28, 1997 cause the spin-off or certain related transactions to become taxable.

After the spin-off, the Company provided certain services to Waban (which has since changed its name to House2Home, Inc. (formerly HomeBase, Inc.)) at rates negotiated in accordance with a Services Agreement entered into between the Company and House2Home. The amounts received by the Company for these services were not material.

B. Loss on Contingent Lease Obligations

In connection with the spin-off of Waban by The TJX Companies, Inc. ("TJX") in 1989, Waban and TJX entered into an agreement pursuant to which Waban agreed to indemnify TJX against any liabilities that TJX might incur with respect to 41 current House2Home leases as to which TJX was either a lessee or guarantor. Pursuant to a subsequent agreement, BJ's agreed to indemnify TJX for 100% of House2Home's lease liabilities through January 31, 2003 and for 50% of any such liabilities thereafter.

House2Home filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code on November 7, 2001. In 2001, the Company recorded pretax charges of $106.4 million (including interest accretion charges of $1.4 million) for its estimated loss associated with House2Home leases. On a post-tax basis, these charges totaled $63.8 million, or $.87 per diluted share. This loss was based on the present value of rent liabilities under these leases, including estimated real estate taxes and common area maintenance charges, reduced by estimated income from the subleasing of these properties. An annual discount rate of 6% was used to calculate the present value of these lease obligations.

Payments that the Company makes to settle its lease indemnification obligations will reduce operating cash flows in varying amounts over the remaining terms of the House2Home leases, which expire at various times up to 2016. The Company believes that these payments will not have a material impact on its future financial condition or cash flows and that the liabilities recorded in the financial statements adequately provide for its indemnification obligations. However, there can be no assurance that the Company's actual liability under the TJX indemnification agreement will not differ materially from amounts recorded in the financial statements due to a number of factors, including future economic factors which may affect the ability to successfully sublease the House2Home properties.

C. Debt

The Company has a $200 million unsecured credit agreement with a group of banks which expires July 9, 2002. The agreement includes a $50 million sub-facility for letters of credit, of which $2.3 million was outstanding at February 2, 2002. The Company is required to pay an annual facility fee which is currently 0.15% of the total commitment. Interest on borrowings is payable at the Company's option either at (a) the Eurodollar rate plus a margin which is currently 0.30%, (b) the agent bank's prime rate or (c) a rate determined by competitive bidding. The facility fee and Eurodollar margin are both subject to change based upon the Company's fixed charge coverage ratio. The agreement contains covenants which, among other things, include minimum net worth and fixed charge coverage requirements and a maximum funded debt-to-capital limitation, and prohibit the payment of cash dividends on the Company's common stock. In September 2001, the agreement was amended to generally limit the cumulative repurchase of the Company's common stock to $110 million plus 50% of net income (as defined by the agreement) earned after January 30, 1998. The Company expects to enter into a new credit agreement before the current agreement expires.

The Company also maintains a separate line in the amount of $41 million for letters of credit, primarily to support the purchase of inventories, of which $12.8 million was outstanding at February 2, 2002, and an additional $20 million uncommitted credit line for short-term borrowings.

There were no bank borrowings outstanding at February 2, 2002 and February 3, 2001.

D. Commitments and Contingencies

The Company is obligated under long-term leases for the rental of real estate and equipment, some of which are classified as capital leases pursuant to SFAS No. 13, "Accounting for Leases." In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses and, in some cases, additional rentals based on a percentage of sales or other factors. The real estate leases range up to 45 years and have varying renewal options. The equipment leases range up to 5 years.

Future minimum lease payments as of February 2, 2002 were:

Fiscal Years Ending	Capital Leases	Operating Leases
	(Dollars in Thousands)	
February 1, 2003	$ 449	$ 90,391
January 31, 2004	456	99,217
January 29, 2005	456	98,334
January 28, 2006	456	96,612
February 3, 2007	456	93,247
Later years	114	1,058,536
Total minimum lease payments	2,387	$1,536,337
Less amount representing interest	544	
Present value of net minimum capital lease payments	$1,843	

Total minimum operating lease payments above have not been reduced by minimum sublease rentals of $1,730,000 due in the future under noncancelable subleases of BJ's properties.

Rental expense under operating leases (including contingent rentals, which were not material) amounted to $76,895,000, $68,906,000 and $57,148,000 in 2001, 2000 and 1999 respectively.

The Company is involved in various legal proceedings that are typical of a retail business. Although it is not possible to predict the outcome of these proceedings or any related claims, the Company believes that such proceedings or claims will not, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations.

E. Capital Stock

During 2001, the Board of Directors authorized the repurchase of an additional $150 million of the Company's common stock in addition to the $150 million previously authorized. In 2001, the Company repurchased 2,145,700 shares of common stock for $95,774,000, or an average price of $44.64 per share. The

Company repurchased 2,088,200 shares for $64,346,000 in 2000 and 1,190,702 shares for $35,024,000 in 1999. As of February 2, 2002, the Company's remaining repurchase authorization was $73,926,000.

The Company has a shareholder rights plan, originally adopted in 1997 and amended in 1999, pursuant to which shareholders are issued one-half of a Right for each share of common stock. Each Right entitles the holder to purchase from the Company 1/1000 share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at a price of $120. The Company has designated 100,000 shares of Series A Preferred Stock for issuance under the shareholder rights plan; none has been issued to date. Generally, the terms of the Series A Preferred Stock are designed so that 1/1000 share of Series A Preferred Stock is the economic equivalent of one share of the Company's common stock. The Rights are exercisable only if a person acquires 20% or more of the Company's common stock or commences a tender offer that would result in such person owning 30% or more of the Company's common stock. In addition, in general, if after a person has become a 20% owner, the Company is involved in a business combination transaction in which it is not the surviving corporation or in connection with which the Company's common stock is changed, or the Company disposes of 50% or more of its assets or earning power, each Right that has not previously been exercised or voided will entitle its holder to purchase that number of shares of common stock of such other person which equals $120 divided by one-half of the then current market price of such common stock. The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the tenth business day following public announcement that a person has become a 20% owner. The Rights expire on July 10, 2007, unless earlier redeemed or exchanged.

The Company has authorized 20,000,000 shares of preferred stock, $.01 par value, of which no shares have been issued.

In December 1997, one of the Company's subsidiaries issued 126 shares of non-voting preferred stock to individual stockholders at $2,200 per share. These shares are each entitled to receive ongoing annual dividends of $200 per share. The minority interest in this subsidiary is equal to the preferred shares' preference in an involuntary liquidation of $277,200 and is included in other noncurrent liabilities in the Company's consolidated balance sheets at February 2, 2002 and February 3, 2001.

F. Stock Incentive Plans

Under its 1997 Stock Incentive Plan, the Company has granted certain key employees options to purchase common stock at prices equal to 100% of market price on the grant date. These options, which expire ten years from the grant date, are generally exercisable 25% per year starting one year after the grant date. The maximum number of shares of common stock issuable under this plan is 5,249,402 shares, plus shares subject to awards granted under the BJ's Wholesale Club, Inc. 1997 Replacement Stock Incentive Plan (the "Replacement Plan") which are not actually issued because such awards expire or are canceled. Under the Replacement Plan, which expired on January 28, 1998, BJ's employees who held Waban stock options and restricted stock were granted replacement BJ's options and restricted stock, which preserved the same inherent value, vesting terms and expiration dates as the Waban awards they replaced in connection with the spin-off.

Under its 1997 Director Stock Option Plan, BJ's external directors are granted options to purchase common stock at prices equal to 100% of market price on the grant date. These options expire ten years from the grant date and are exercisable in three equal annual installments beginning on the first day of the month which includes the first anniversary of the date of grant. A maximum of 300,000 shares may be issued under the 1997 Director Stock Incentive Plan.

As of February 2, 2002 and February 3, 2001, respectively, 633,570 and 1,349,287 shares were reserved for future stock awards under the Company's stock incentive plans.

The Company applies APB 25 and related Interpretations in accounting for its stock-based compensation. Total pretax compensation cost recognized in the statements of income for stock-based employee compensation awards was $29,000 in 2001, $23,000 in 2000 and $19,000 in 1999 and consisted entirely of restricted stock expense, which is charged to income ratably over the periods during which the restrictions lapse. 2,000 shares of restricted stock were issued during 2000 at a weighted-average grant-date fair value of $37.06. No restricted stock was issued in 2001 or 1999. No compensation cost has been recognized under APB 25 for the Company's stock options because the exercise price equaled the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 4.00%, 6.12% and 6.19% in 2001, 2000 and 1999, respectively; volatility factor of the expected market price of the Company's common stock of .40 in 2001 and .42 in 2000 and 1999; and expected life of the options of 5 years in 2001, 2000 and 1999. No dividends were expected. The weighted-average fair value of options granted was $18.75 in 2001, $16.21 in 2000 and $13.20 in 1999.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(Dollars in Thousands except Per Share Amounts)		
Pro forma net income	$74,636	$126,161	$107,617
Pro forma earnings per share:			
Basic	$ 1.03	$ 1.73	$ 1.46
Diluted	$ 1.01	$ 1.70	$ 1.43

The effects of applying the provisions of SFAS No. 123 for pro forma disclosure are not necessarily representative of the effects on reported net income for future years because options vest over several years and additional awards generally are made each year.

Presented below is a summary of the status of stock option activity and weighted-average exercise prices for the last three fiscal years (number of options in thousands):

	Fiscal Year Ended					
	February 2, 2002		February 3, 2001		January 29, 2000	
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	5,421	$20.47	5,143	$14.45	5,392	$11.58
Granted	758	45.33	1,361	35.21	699	28.51
Exercised	(1,276)	13.51	(1,006)	9.60	(929)	8.31
Forfeited	(43)	30.82	(77)	21.48	(19)	17.11
Outstanding, end of year	4,860	26.08	5,421	20.47	5,143	14.45
Exercisable, end of year	2,609	17.72	2,757	12.69	2,914	10.08

Additional information related to stock options outstanding at February 2, 2002 is presented below (number of options in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (yrs.)	Number Exercisable	Weighted-Average Exercise Price
$ 5.53 – $ 9.45	653	$ 8.49	3.6	653	$ 8.49
$10.22 – $15.06	787	13.59	5.2	787	13.59
$18.16 – $27.94	904	18.63	6.6	585	18.59
$29.75 – $41.33	1,766	33.78	8.3	584	32.74
$45.30 – $47.60	750	45.35	9.6	—	—
$ 5.53 – $47.60	4,860	26.08	7.1	2,609	17.72

G. Earnings Per Share

The following details the calculation of earnings per share for the last three fiscal years:

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(Dollars in Thousands except Per Share Amounts)		
Net income	$ 82,348	$ 131,501	$ 111,149
Less: Preferred stock dividends	25	25	25
Income available to common stockholders	$ 82,323	$ 131,476	$ 111,124
Weighted-average number of common shares outstanding, used for basic computation	72,519,032	72,870,668	73,657,016
Plus: Incremental shares from assumed conversion of stock options	1,462,116	1,509,876	1,734,473
Weighted-average number of common and dilutive potential common shares outstanding	73,981,148	74,380,544	75,391,489
Basic earnings per share	$ 1.14	$ 1.80	$ 1.51
Diluted earnings per share	$ 1.11	$ 1.77	$ 1.47

Options to purchase 942,800 shares at an exercise price of $37.06 and 589,700 shares at an exercise price of $29.75 were outstanding at February 3, 2001 and January 29, 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the years then ended.

H. Income Taxes

The provision for income taxes includes the following:

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(Dollars in Thousands)		
Federal:			
Current	$ 77,063	$73,526	$57,153
Deferred	(32,478)	(1,094)	1,684
State:			
Current	11,137	10,945	10,592
Deferred	(7,537)	(1,055)	742
Total income tax provision	$ 48,185	$82,322	$70,171

The following is a reconciliation of the statutory federal income tax rates and the effective income tax rates:

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
Statutory federal income tax rates	35%	35%	35%
State income taxes, net of federal tax benefit	2	4	4
Effective income tax rates	37%	39%	39%

Significant components of the Company's deferred tax assets and liabilities as of February 2, 2002 and February 3, 2001 were as follows:

	February 2, 2002	February 3, 2001
	(Dollars in Thousands)	
Deferred tax assets:		
Contingent lease obligations	$42,484	$ —
Self-insurance reserves	14,046	13,004
Rental step liabilities	5,104	5,208
Compensation and benefits	6,556	6,354
Other	7,411	5,885
Total deferred tax assets	75,601	30,451
Deferred tax liabilities:		
Accelerated depreciation – property	30,840	26,096
Real estate taxes	2,391	2,210
Other	2,573	2,363
Total deferred tax liabilities	35,804	30,669
Net deferred tax assets (liabilities)	$39,797	$ (218)

The Company has not established a valuation allowance because its deferred tax assets can be realized by offsetting deferred tax liabilities and future taxable income, which management believes will more likely than not be earned, based on the Company's historical earnings record and projected future earnings.

I. Pensions

Under the Company's 401(k) Savings plans, participating employees may make pretax contributions up to 15% of covered compensation. The Company matches employee contributions at 100% of the first one percent of covered compensation and 50% of the next four percent. The Company's expense under these plans was $3,245,000, $3,166,000 and $2,657,000 in 2001, 2000 and 1999, respectively.

The Company has a non-contributory defined contribution retirement plan for certain key employees. Under this plan, the Company funds annual retirement contributions for the designated participants on an after-tax basis. For the last three years, the Company's contributions equaled 5% of the participants' base salary. Participants become fully vested in their contribution accounts at the end of the fiscal year in which they complete four years of service. The Company's pretax expense under this plan was $991,000, $990,000 and $856,000 in 2001, 2000 and 1999, respectively.

J. Postretirement Medical Benefits

The Company has a defined benefit postretirement medical plan which covers employees and their spouses who retire after age 55 with at least 10 years of service, who are not eligible for Medicare, and who participated in a Company-sponsored medical plan. Amounts contributed by retired employees under this plan are based on years of service prior to retirement. The plan is not funded.

Net periodic postretirement medical benefit cost included the following components:

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(Dollars in Thousands)		
Service cost	$ 225	$ 185	$ 165
Interest cost	91	67	62
Amortization of unrecognized (gain) loss	—	(6)	8
Net periodic postretirement benefit cost	$ 316	$ 246	$ 235
Discount rate used to determine cost	7.00%	7.75%	6.25%

The following table sets forth the funded status of the Company's postretirement medical plan and the amount recognized in the balance sheets at February 2, 2002 and February 3, 2001:

	February 2, 2002	February 3, 2001
	(Dollars in Thousands)	
Unfunded accumulated postretirement benefit obligation (APBO)	$1,955	$1,309
Unrecognized net loss	(369)	(35)
Accrued postretirement benefit cost included in balance sheets	$1,586	$1,274
Discount rate used to value APBO	6.75%	7.00%
Weighted-average health care cost trend rate for valuing year-end obligations:		
Initial trend rate	11.00%	11.00%
Ultimate trend rate	5.00%	5.00%
Year ultimate trend rate to be attained	2008	2003

The following tables present reconciliations of the APBO and plan assets for the fiscal years ended February 2, 2002 and February 3, 2001:

	Fiscal Year Ended	
	February 2, 2002	February 3, 2001
	(Dollars in Thousands)	
Reconciliation of APBO:		
APBO at beginning of year	$1,309	$1,081
Service cost	225	185
Interest cost	91	67
Contributions by plan participants	9	8
Actuarial (gains) losses	333	(21)
Benefits paid	(12)	(11)
APBO at end of year	$1,955	$1,309
Reconciliation of plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	3	3
Contributions by plan participants	9	8
Benefits paid	(12)	(11)
Fair value of plan assets at end of year	$ —	$ —

The following table sets forth the impact of changes in the assumed health care cost trend rates for the fiscal year ended February 2, 2002:

	Dollars in Thousands
Impact of 1% increase in health care cost trend on:	
Aggregate of service and interest costs	$ 36
APBO at end of year	209
Impact of 1% decrease in health care cost trend on:	
Aggregate of service and interest costs	$ (33)
APBO at end of year	(189)

K. Interest

The following details the components of interest income, net for the last three fiscal years:

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(Dollars in Thousands)		
Interest income	$3,945	$6,028	$4,045
Capitalized interest	509	454	302
Interest expense on debt	(317)	(302)	(317)
Interest expense on capital leases	(203)	(225)	(245)
Interest income, net	$3,934	$5,955	$3,785

L. Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

	February 2, 2002	February 3, 2001
	(Dollars in Thousands)	
Employee compensation	$ 28,342	$ 26,191
Deferred membership fee income	54,973	47,368
Sales and use taxes, self-insurance reserves, rent, utilities, advertising and other	82,868	73,977
	$166,183	$147,536

The following table summarizes membership fee activity for each of the last three fiscal years:

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(Dollars in Thousands)		
Deferred membership fee income, beginning of year	$ 47,368	$ 40,632	$ 35,246
Cash received from members	114,283	98,048	84,648
Revenue recognized in earnings	(106,678)	(91,312)	(79,262)
Deferred membership fee income, end of year	$ 54,973	$ 47,368	$ 40,632

M. Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (b)
	(Dollars in Thousands except Per Share Amounts)			
Fiscal year ended February 2, 2002:				
Net sales	$1,134,172	$1,277,176	$1,238,414	$1,511,402
Total revenues	1,162,033	1,305,710	1,268,851	1,543,136
Gross earnings (a)	120,872	144,868	137,602	189,959
Net income (loss)	22,963	36,497	(33,464)(c)	56,352(d)
Per common share, diluted	0.31	0.49	(0.46)(c)	0.77(d)
Fiscal year ended February 3, 2001:				
Net sales	$1,021,073	$1,177,253	$1,151,506	$1,478,441
Total revenues	1,045,686	1,202,228	1,178,153	1,506,028
Gross earnings (a)	107,776	131,266	128,955	187,647
Net income	18,094	31,220	27,391	54,796
Per common share, diluted	0.24	0.42	0.37	0.74

(a) Gross earnings equals total revenues less cost of sales, including buying and occupancy costs.
(b) The fourth quarter of the fiscal year ended February 3, 2001 included 14 weeks.
(c) The third quarter of the fiscal year ended February 2, 2002 included a net loss on contingent lease obligations of $63.0 million, or $0.87 per diluted share.
(d) The fourth quarter of the fiscal year ended February 2, 2002 included a net loss on contingent lease obligations of $0.8 million, or $0.01 per diluted share.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of BJ's Wholesale Club, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of BJ's Wholesale Club, Inc. and its subsidiaries at February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 4, 2002

REPORT OF MANAGEMENT

The financial statements and related financial information in this annual report have been prepared by and are the responsibility of management. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts which are based upon judgments and estimates made by management.

The Company maintains a system of internal controls designed to provide, at appropriate cost, reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records may be relied upon for the preparation of financial statements. The accounting and control systems are continually reviewed by management and modified as necessary in response to changing business conditions and the recommendations of the Company's internal auditors and independent public accountants.

The Audit Committee, comprised of members of the Board of Directors who are neither officers nor employees, meets periodically with management, the internal auditors and the independent public accountants to review matters relating to the Company's financial reporting, the adequacy of internal accounting control and the scope and results of audit work. The internal auditors and the independent public accountants have free access to the Committee.

The financial statements have been audited by PricewaterhouseCoopers LLP, whose opinion as to their fair presentation in accordance with accounting principles generally accepted in the United States of America appears above.

John J. Nugent
President and Chief Executive Officer

Frank D. Forward
Executive Vice President and Chief Financial Officer

March 4, 2002

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The Company will file with the Securities and Exchange Commission ("SEC") a definitive Proxy Statement no later than 120 days after the close of its fiscal year ended February 2, 2002 (the "Proxy Statement"). The information required by this Item and not given in Item 4A, Executive Officers of the Registrant, is incorporated by reference from the Proxy Statement under "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance."

Item 11. Executive Compensation

The information required by this Item is incorporated by reference from the Proxy Statement. However, information under "Executive Compensation Committee's Report on Executive Compensation" in the Proxy Statement is not so incorporated.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference from the Proxy Statement under "Beneficial Ownership of Common Stock."

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated by reference from the Proxy Statement under "Relationship with House2Home; Conflicts of Interest."

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

Exhibits and Financial Statement Schedules to the Form 10-K have been included only with the copies of the Form 10-K filed with the SEC. A copy of this Form 10-K, including a list of exhibits, is available free of charge upon written request to: Investor Relations Department, BJ's Wholesale Club, Inc., One Mercer Road, Natick, MA 01760. In addition, upon similar request, copies of individual exhibits will be furnished upon payment of a reasonable fee.

BJ's Wholesale Club Shareholder Information

Corporate Offices

BJ's Wholesale Club, Inc.
One Mercer Road
Natick, MA 01760
(508) 651-7400

Transfer Agent and Registrar

EquiServe Trust Company, N. A.
P.O. Box 2500
Jersey City, NJ 07303
Phone: (201) 324-0313
e-mail: www.equiserve.com
Hearing Impaired #: TDD:201-222-4955

Inquiries

Cathleen Maloney, Vice President,
Manager of Investor Relations
Telephone: (508) 651-6650
Fax: (508) 651-6623

Stock Listing

BJ's common stock is traded on the New York Stock Exchange under the symbol BJ

BJ's common stock CUSIP number: 05548J 10 6

Financial Reports

Additional copies of BJ's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by contacting:

BJ's Wholesale Club, Inc., Investor Relations Dept.
One Mercer Rd., Natick, MA 01760
Phone: (508) 651-6610

Internet users can access recent press releases on BJ's financial results and monthly sales at http://www.bjs.com

This Annual Report includes statements about management's future expectations and the company's plans and prospects that are forward-looking statements under the Securities and Exchange Commission's "Safe Harbor" rules. Statements including the words "believes", "anticipates", "plans", and "expects" and similar expressions are intended to indicate forward-looking statements. Actual results could differ materially from these statements as a result of various factors discussed in BJ's annual and quarterly filings with the SEC. A comprehensive discussion of these factors can be found in Form 10-K included in this Annual Report.

Board of Directors

Herbert J. Zarkin[1,4]
Chairman of the Board

S. James Coppersmith[2]
Former President, WCVB-TV, Boston

Ronald R. Dion[3]
Chairman and Chief Executive Officer,
R. M. Bradley & Co., Inc.

Kerry L. Hamilton[2]
Vice President, Marketing
for Marshalls, a division of
The TJX Companies, Inc.

Bert N. Mitchell[3]
Chairman of the Board,
Mitchell & Titus, LLP

John J. Nugent[1,4]
President and Chief Executive Officer

Thomas J. Shields[1,2,3,4]
President, Shields & Company, Inc.

Lorne R. Waxlax[1,2]
Former Executive Vice President,
The Gillette Company

Edward J. Weisberger[4]
Former Senior Vice President

1 Executive Committee
2 Executive Compensation Committee
3 Audit Committee
4 Finance Committee

BJ's WHOLESALE CLUB®

Corporate Management

Herbert J. Zarkin
Chairman of the Board

John J. Nugent
President and Chief Executive Officer

Frank D. Forward
Executive Vice President and
Chief Financial Officer

Laura J. Sen
Executive Vice President, Merchandising

Michael T. Wedge
Executive Vice President,
Club Operations

Paul M. Bass
Senior Vice President,
Food Merchandise

Edward A. Beevers
Senior Vice President,
General Merchandise

Michael R. Brassard
Senior Vice President, Sales Operations

Thomas Davis III
Senior Vice President, Human Resources

George L. Drummey
Senior Vice President,
Real Estate and Property Development

Edward F. Giles
Senior Vice President, Field Operations

Edward F. Gillooly
Senior Vice President, Marketing

Roland A. Laferriere
Senior Vice President,
Chief Information Officer

Christina M. Neppl
Senior Vice President, Controller

Ray R. Sareeram
Senior Vice President, Logistics

Peter Amalfi
Vice President, Logistics Operations

Herman L. Asam III
Vice President, Club Operations, Zone 4

Michael P. Atkinson
Vice President, Divisional Merchandise
Manager

John R. Barbato
Vice President, Manager of
Property Development

Josef S. Bartek
Vice President, Membership Sales

John A. Brent
Vice President, Financial Reporting

Brian J. Earley
Vice President. Manager of
Fuel and Automotive Operations

Jean P. Enright
Vice President, Manager of Club
Administration

Thomas F. Gallagher
Vice President, Club Operations, Zone 5

Sarah M. Gallivan
Vice President, General Counsel
and Secretary

Bruce L. Graham
Vice President, Divisional
Merchandise Manager

Robert S. Grandinetti
Vice President, Club Operations, Zone 2

Robert W. Hamilton
Vice President, Loss Prevention

Kenneth A. Hayes
Vice President, Club Operations, Zone 3

James R. Hilson
Vice President, Divisional
Merchandise Manager

Peter J. Hopley
Vice President, Manager of Design

Gina M. Iacovone
Vice President, Club Operations, Zone 1

Louis R. Kleynen
Vice President, Manager of Distribution
Information Systems

Martin S. Kovick
Vice President, Manager
of Specialty Business

Albert Magnuson
Vice President, Divisional
Merchandise Manager

Cathleen M. Maloney
Vice President,
Manager of Investor Relations

Edward L. McGuirk
Vice President, Planning and Analysis

Thomas A. McMahon
Vice President, Manager
of Systems Services

Brian E. Riccio
Vice President, Divisional
Merchandise Manager

Jerry N. Rubey
Vice President, Divisional
Merchandise Manager

Arthur T. Silk, Jr.
Vice President and Treasurer

Beverly J. Smith
Vice President, Manager of Membership

Mark S. Titlebaum
Vice President, Manager of
Corporate Brands and Global Sales

Paul Urban
Vice President, Manager of
Systems Planning and Development

Lynne E. Whelan
Vice President, Internal Audit

Carol F. Wilgus
Vice President, Manager of Advertising

Annette M. Zola
Vice President,
Manager of Compensation and Benefits

BJ's Wholesale Club, Inc.

One Mercer Road
Natick, Massachusetts 01760
(508) 651-7400
www.bjs.com

2001

